SECURITIES AND EXCHANGE COMMISSION
                                              WASHINGTON, D.C. 20549


                                                    FORM 20-F/A
                                                 (AMENDMENT NO. 3)
                                                 File No. 0-23451


                [X]  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
                                      OF THE SECURITIES EXCHANGE ACT OF 1934
                                                        OR
                     [ ]  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
                                          SECURITIES EXCHANGE ACT OF 1934

For the transition period from                                          to
Commission file number

                           Independent Energy Holdings, plc
                    (Exact name of Registrant as specified in its charter)

                                            England & Wales
                           (Jurisdiction of incorporation or organization)

       Dominion Court, 43 Station Road, Solihull, West Midlands, U.K.  B91 3RT
                                       (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:
               Title of each                           Name of each exchange
                   class                                   on which registered
                     None

Securities registered or to be registered pursuant to Section 12(g) of the Act:
                                   American Depository Shares
                                                     (Title of Class)
                                                     None
                                                     (Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
                                                     None
                                                     (Title of Class)

         Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:

         Yes _____  No   X

Indicate by check mark which financial statement item the registrant has elected to follow:

         Item 17   X     Item 18 ____
                 -----

Background

         Independent Energy Holdings plc (the "Company") is engaged in the business of marketing and generating electricity in the United Kingdom. Pursuant to the Electricity Act 1989 (as amended), the electric power industry in the United Kingdom was deregulated over several stages with complete deregulation as to generation and marketing to be effective beginning in September 1998 and completed by June 1999. The Company holds 12 on-shore petroleum licenses in the UK, covering 454,670 net acres, with proven gas reserves of 6.0 billion cubic feet ("BCF"). As of February 28, 1998, the Company had 3 generating stations with total capacity of 18 Megawatts ("MW") capable of providing over 150 Gigawatt hours ("GWh") annually, with 4 stations with 26 MW total capacity scheduled to be on line by June 1998 capable of providing over 216 Gwh annually (a Megawatt is equal to 1,000 kilowatts and a Gigawatt hour is 1,000,000 kWhs). The plants are expected to operate at 95% utilization. Of the energy sold to customers in the year ended June 30, 1997, 3% (7.1 GWh) was supplied by the Company generating plants. Substantially all of the Company's electricity supply is purchased from the Electricity Pool of England and Wales (the "Pool") of which the Company is a member. The Company primarily markets electricity to business customers in the United Kingdom.

         The Company was incorporated in England and Wales on March 12, 1996 as a public company with limited liability under the Companies Act 1985, as amended, under the name Coincity plc. Effective April 17, 1996, the Company changed its name to Independent Energy Holdings, plc. The Company was formed to operate as a holding company for the operations of its wholly-owned subsidiary, Independent Energy UK Limited ("Independent Energy"). On April 16, 1996, and effective as of May 31, 1996, the Company and Independent Energy entered into a share exchange agreement in connection with the listing of the Company's Ordinary Shares on the Alternative Investment Market of the London Stock Exchange ("AIM"). Upon listing on AIM, the Company acquired Independent Energy by issuing 8,124,600 Ordinary Shares in exchange for the 40,623 outstanding shares of Independent Energy. On May 16, 1996 the Company completed a private placement of 1,772,524 Ordinary Shares and a placement of 3,227,476 Ordinary Shares, all at a price of 100p per share. Trading on AIM commenced on May 31, 1996.

         Independent Energy was incorporated in England on March 15, 1995 to consolidate three related companies: International Petroleum Services Company ("IPSCO"), Eukan Energy Limited ("EUKAN"), and Elswick Petroleum Limited ("Elswick").

         IPSCO was formed in April 1991 to provide both onshore production services to the oil and gas operators in the United Kingdom and acquire onshore oil and gas licenses. On April 24, 1994, IPSCO sold its oil and gas production service assets to its principal competitor.

         Eukan was formed in May 1992 and became a 95% owned subsidiary of IPSCO to secure ownership of onshore petroleum licenses in the UK with the objective of developing gas reserves and, in turn, generating electricity for sale. Between 1992 and 1995 Eukan acquired interests in ten licenses.

         Elswick was formed in September 1992 to acquire from Eukan a 40% interest in a license close to the Village of Elswick and to develop the license by funding the stimulation and testing of the Elswick I gas well.

         In order to rationalize the license interests for future funding, Independent Energy was formed in March 1995 to acquire the whole of the share capitals of IPSCO and Elswick by way of a share exchange which was effected on April 7, 1995. In conjunction with the merger, Independent Energy acquired the outstanding minority shareholdings in Eukan and capitalized Eukan's debt by the issuance of ordinary shares. Subsequent to the merger, all the assets and liabilities of IPSCO, Eukan, and Elswick were transferred to Independent Energy which became the operating and sole subsidiary of the Company.

         The principal executive office of the Company is located at 43 Dominion Court, Station Road, Solihull, West Midlands, United Kingdom B91 3RT, telephone 011 44 121 705 1111.

Deregulation of the UK Electricity Market

         The Electricity Act of 1989 deregulated the generation and marketing of electricity. Generation of electricity was completely deregulated upon effectiveness of the Act on April 1, 1990; marketing was phased in commencing with customers of over 1 MW in peak demand and on April 1, 1994 peak demand over 100 KW. According to statistics provided by the Office of Electricity Regulation, there are about 60,000 100 KW or greater peak demand customers in the UK. Beginning in September 1998 in phases with complete deregulation being in place by June 1999, all remaining 2.2 million business and 24 million residential customers in the UK may purchase electricity from any supplier with no price regulation other than a "backstop" price for the residential customer. The Company is licensed by the Office of Electricity Regulation.

         Electric transportation, via underground lines and overhead cables, is provided to all market participants by the National Grid Company and the 12 Regional Electricity Companies ("REC's") at regulated rates and access terms.

         Electricity is available for purchase by all members of the Electricity Pool of England and Wales. The Pool operator (currently the National Grid Company) each day compiles a forecast of demand (plus reserves) for each half hour of the following day based on a number of factors including weather forecasts and previous demand patterns. Every power generator with production of 100 MW or greater is required to sell its generation to the Pool, and correspondingly bids to the Pool to sell its generated volume of electricity, which is priced for each half hour for the following day.

         The Pool compiles and ranks in ascending order the half hourly electricity volumes and prices bid by the generators. Based on this ranking the Pool purchases from the generators in ascending order the total half hour volume of electricity needed to fulfill the Pool's forecasted demand for that period. The price bid which corresponds to the cumulative volume which fulfills the total estimated demanded by the Pool is the price which the Pool pays to all generators ("the Pool price"). Through this marginal cost pricing system the generators are scheduled on or off according to their respective bids.

         The Pool is obligated to purchase all electricity generated by producers of less than 100 MW's, "small generators", at the "Pool price", affording the Company a source of sale for all its generated electricity. Alternatively, "small generators" can bypass the Pool and sell direct to customers. All suppliers purchase electricity from the Pool at the same half-hour price.

         The Company is both a power generator and supplier. The Company has been generating electricity at its Elswick plant since July 1996, and this plant currently generates 1 MW. The majority of the electricity the Company sells is purchased from the Pool.

Electricity Supply and Marketing

         The Company has over 700 customers including government agencies, educational institutions and businesses. Since the Act provides that until September, 1998 the Company can only market to customers with over 100 KW of peak demand, the Company has focused its efforts on establishing company identity. The Company commenced marketing electricity to customers in the greater than 100KW demand market in January 1996.

         The Company has historically targeted its marketing efforts toward the smaller end of the 100KW market, and especially small, single premise businesses at which energy costs do not comprise a material part of their business costs. Following full deregulation of the remaining regulated market beginning in September 1998 and completed by June 1999, the Company will also focus its marketing on the upper end of the less-than-100 KW per half hour demand market.

         As of February 28, 1998 the Company had four sales account managers on staff and five independent commissioned sales agents. Currently the Company is increasing its marketing efforts to attack the additional 2.2 million small business customers who become available with the final stage of deregulation beginning in September 1998. The Company obtains lists of companies on a commercial basis which it analytically reviews and sorts for use as direct mail leads. Additionally the Company is contracting with a minimum of 50 commission only agents as a front line sales force which will supplement targeted direct mail and telesales campaigns.

         The Company is currently the largest non-privatized generator/supplier of electricity in the UK, other significant generator/suppliers having been created from companies created from the former nationalized electricity industry, such as National Power, PowerGen, Nuclear Electric, Scottish Power, Scottish Hydro Electric and the 12
RECs.  See "Competition."

         In the year ended June 30, 1997 the Company's power sales were (pound)11.1 compared to (pound).2 million in the six month period ended June 30, 1996. As of February 28, 1998 the annualized value of power sales contracts in place is (pound)102 million for 2,200 GWh (gigawatt hours).

Electricity Generation

         Since July 1996 the Company's Elswick 1 MW plant has been in operation. At February 28, 1998 the Company has completed the installation of two additional plants, one 8 MW plant at Trumfleet in Yorkshire, and one 9 MW plant at Caythorpe in Yorkshire. The Company anticipates that it will install an additional plant of 8 MWs by June 1998 at Silverdale in the West Midland resulting in 26 MWs total capacity.

         The electricity generation plants are comprised predominately of 3,000 to 4,000 horsepower gas fired internal combustion engines turning generators. Electricity connections are made with the local grid network providing a source of distribution to the Company's customers. Fuel for three of the generation sites is provided from the Companies' gas production, and the Silverdale plant will operate on gas purchased from a local mine or public gas supply and not company gas reserves. The plants are reasonably portable and can be relocated at the time of economic depletion of gas reserves at the generation site, or in some cases plants in the proximity to the regional gas network can be operated utilizing purchased gas.

         The Company's  historical power generation costs (through  December 31,
1997) are lower than, and are expected to continue to be lower, than the historical cost of Pool electricity, which was 2.632p, 2.592p, and 2.55p per kilowatt hour in the years ended March 31, 1995, 1996, and 1997 respectively. However, there can be no assurance as to future price levels for Pool electricity, nor that the Company's power generation costs will continue to be less that Pool price levels. Although management believes that an internal source of electricity generation will enable the Company to forecast its costs with more certainty and lessen the risks of market fluctuation there can be no assurance that the Company will successfully be able to do so. At this time the Company has no firm commitments to develop additional generation plants.

         The Company owns 12 onshore petroleum licenses covering 454,670 net acres. Two are located in the Lancashire Plain in Northwest England, two in Yorkshire in Northeast England, two in the Midlands in Central England, and six in the Weald Basin of Southern England. The Company has, over the years, developed the exploration potential on a number of these licenses. It is the Company's intent to form strategic alliances with others in order that the exploration potential can be evaluated through drilling at no significant cost to the Company. To date no such alliances have been formed. See "Item 2 - Properties" for a discussion of these licenses and the Company's financial and other commitments related thereto.

         The Company commissions estimates of the proven gas reserves carried out annually by independent petroleum consultants, Gaffney, Cline & Associates, Ltd. The most recent report was prepared in April 1998. The estimations of proven gas reserves are shown below along with the production for the year ending June 30, 1997 which is the first year of production.

                           Proven Developed Gas         Proven Undeveloped        Total Proven        Production
                              Reserves (bcf)            Gas Reserves (bcf)     Gas Reserves (bcf)    of gas (bcf)
June 30, 1997                       3.2                         3.2                    6.8               .09
June 30, 1996                       .2                          1.6                    1.8                --
December 31, 1995                   --                          1.8                    1.8                --
December 31, 1994                   --                          1.8                    1.8                --

Proven developed gas reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods.

Proven undeveloped reserves is the estimated quantities of natural gas which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions.




Employees

         As of February 28, 1998, the Company had 32 employees or consultants, including 6 administrative, 16 sales, and 10 persons related to power generation and gas resources. The Company anticipates increasing marketing staff significantly in preparation for complete deregulation beginning in September 1998 and completed by June 1999.

Hedging

         The price of Pool electricity is dependent upon the generator's competitive bids accepted by the Pool. Weather and generating plant availability have the potential to disrupt power supplies. The Company typically sells to customers under one-year fixed price contracts. In order to protect itself from fluctuations in Pool prices and fix its sales margins at favorable prices, the Company has purchased hedging instruments for varying portions of its projected sales. Hedging instruments for the Pool are available from a large number of generators, traders and others.

Competition

        The Company is currently to the knowledge of management the largest non-privatized generator/supplier in the United Kingdom. Substantially all of the Company's competitors are better established with longer operating histories and generally better access to capital. The Company competes on the basis of service and price, and is typically awarded contracts based on competitive bids. Such competitors may be able to undertake more extensive marketing campaigns, adopt more aggressive pricing policies and devote substantially more resources to markets than the Company. There can be no assurance that the Company will be able to compete successfully against current or future competitors or that competitive pressures faced by the Company will not materially adversely affect the Company's business, operating results or financial condition. Further, as a strategic response to changes in the competitive environment, the Company may make certain pricing, service or marketing decisions or enter into acquisitions or new ventures that could have a material adverse effect on the Company's business, operating results or financial condition.

Risk Factors

        In addition to the other information in this Registration Statement, the following factors should be considered carefully in evaluating the Company and its business.

        Limited History of Business Operations; Management of Growth. The Company has limited operating history, having commenced sales of electric power in April 1996. The Company will be required to build management infrastructures as it devotes significant managerial resources to build its business. As a result of the increase in operating expenses caused by this expansion, operating results may be adversely affected if sales do not materialize, whether due to increased competition or otherwise. There can be no assurance that the Company will achieve significant sales or achieve profitability. As a result, the Company believes that period to period comparisons of its results of operation are not necessarily meaningful and should not be relied upon as an indication of future performance.

        Additional Financing Requirements of the Company. The Company's operations have been financed to date through sales of its securities and bank financing. The Company requires significant capital for the expansion of its operations. The Company believes that existing lines of credit and cash generated from operations should be sufficient to fund its operations until at least until the end of calendar 1998. However, no assurance can be given that additional funds will not be required prior to the expiration of such period or that any funds which may be required will be available, if at all, on acceptable terms. If additional funds are required, the inability of the Company to raise such funds will have an adverse effect upon its operations. To the extent that additional funds are obtained by the sale of equity securities, the stockholders may sustain significant dilution. If adequate capital is not available the Company will have to reduce or eliminate its planned expansion activities, which could otherwise ultimately provide significant revenue to the Company. Even if such additional financing is available on satisfactory terms, it, nonetheless, could entail significant additional dilution of the equity ownership of the Company to existing shareholders and the book value of their outstanding shares.

        Competition. The electric power generation and supply industry in the United Kingdom is highly competitive. Nearly all of the Company's competitors have more experience, have greater financial and management
resources and have more name recognition than the Company. There can be no assurance that the Company can compete successfully. See "Item 1 - Business -- Competition."

        Dependence on Key Personnel. The continued success of the Company is highly dependent on the personal efforts and abilities of management. The Company has entered into employment agreements with all of these persons and has key man life insurance in place for Messrs. Keenan and Sulley. The loss of any of these executive's services
could have a material adverse effect on the Company. See "Item 10 - Directors and Officers of Registrant."


        Risk of Price Fluctuations. The Company sells electric power pursuant to long term contracts at fixed prices, and thus is subject to risk in the event of fluctuations in the Pool price of electricity. The Company attempts to mitigate this risk by generating a small percentage of its electricity and by entering into hedging contracts. However, because the Company's sales have been growing rapidly, less than all of the Company's sales contracts of any one time are protected by such hedging contracts. If the price of Pool electricity should rise significantly the Company's profitability could be materially adversely affected. See "Item 1 - Business - Hedging."


        Government Regulation. The Company's activities are subject to extensive laws and regulations regarding generating and making of electricity primarily by the UK Office of Electricity Regulation. These laws and regulations and their interpretation and enforcement are subject to change. There can be no assurance that additional or more stringent requirements will not be imposed on the Company's operations in the future. Failure to comply with such laws and regulations could result in fines against the Company, or loss of regulating permits. Any such event could have a material adverse effect on the Company. See "Business -- Deregulation of the UK Electricity Market."

Cautionary Statement for the Purposes of the "Safe Harbor" Provisions of the Private Securities Litigation
Reform Act of 1995

        This Form 20-F contains certain forward-looking statements as defined in
Section 21E of the Securities Exchange Act of 1934 with respect to the financial condition and results of operation of the Company and certain of the plans and objectives of the Management with respect thereto. Section 21E provides a limited safe harbor from liability for forward-looking statements of Company's whose securities are registered under the Exchange Act. Such forward-looking statements in this Form 20-F include, but are not limited to, statements under "Item 9 -

Management's Discussion and Analysis of Financial Condition and Results of Operations." By their nature, forward looking statements in this Form 20-F could cause actual results and developments to differ materially from those expressed in or implied by such forward-looking statements. Although Section 21E does not comply to the Company's statements made herein since they were made prior to the effectiveness of this Registration Statement under the Exchange Act, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof.

Item 2. Description of Property

        In November 1997 the Company moved its headquarters in Solihull to 6,000 square feet of office space leased for (pound)11,410 per month. The lease expires in November 2002. The Company also leases 1,750 square feet of office space in Maidenhead for its resource offices, for (pound)2,500 per month. The lease expires in April 1999. Both of the leases may be extended at the Company's option.

Petroleum License Terms

        All of the licenses are located in the UK Landward Areas. All licenses are Petroleum Exploration and Development Licenses (PEDL) as defined in The Petroleum (Production) (Landward Areas) Regulations 1995. The licenses have an initial term of eleven years; however, after the first six years there is a mandatory relinquishment of fifty percent of the original license area. The Company determines the acreage to be released. The license, for purposes of development and production activities, continues for a further period of 20 years after the initial eleven year term. Thereafter, a further period may be agreed to ensure maximum recovery of petroleum.

        The licenses convey from the UK Government to the licensee, the exclusive right to explore for, to appraise, to develop, and to produce petroleum. Petroleum belongs to licensee when produced. The following table reflects the name of the license, the Petroleum province where located, the gross acreage, the Company's development obligations and the expiration date. The total gross acreage is 473,582, with net acreage of 454,670 because (with the exception of Caythorpe) the Company's interest in each license is 96%, with Altwood holding 4% (see Item 13 -
 Interest of Management - Certain Transactions.)
In the table "firm" means the licensee would be released from work obligation only under exceptional conditions, and "conditional" means that the work obligation release would be allowed after the licensee demonstrates to the
satisfaction of the licensing authority that a relevant earlier element of the work has proven the "conditional" work obligation to be redundant.



                                                                                License
                                                         Gross             work obligations                 Estimated      License
                                  Petroleum              Area               to be fulfilled                   Cost         Expiry
Name                              Province               Acres           f-firm c-conditional                (pound)000's    Date



Cowden                        Weald Basin                57,692    1 well before end 2000 (f)                   350            2021

Eaglesden                     Weald Basin                51,892    1 well before end 2000 (c)                   350            2021

Bolney                        Weald Basin                26,416    1 well before end 2000 (f)                   100            2021


Fylde (includes               East Irish Sea             97,127    25 kms seismic survey (f)                    150            2024
Elswick Field)                - Lancs Plain Basin                  1 well before end 1998 (c)                   250


Trumfleet                     East Midlands              45,066    20 kms seismic survey (f)                    120            2024
                              Basin                                assess mine gas potential (f)                 26
                                                                   1 well before October 1999 (c)               400

Nooks Farm                    West Midlands              26,316    1 well before October 1999 (f)               500            2024
                              Basin                                1 well before October 1999 (c)               500

Ironville                     East Midlands              24,710    1 well before October 1999 (f)               470            2024
                              Basin                                1 well before October 1999 (c)               500
                                                                   10 kms seismic survey (f)                     60
                                                                   assess mine gas potential (f)                 20

Godley Bridge                 Weald Basin                42,501    1 well before October 1999 (f)               600            2024

Bolney                        Weald Basin                19,051    1 well before October 1999 (f)               100            2024

Lingfield                     Weald Basin                 7,908    None                                          --            2014

Caythorpe                     NE England                    771    None                                          --            2017
                              - S. North
                              Sea Gas Basin

Formby                        East Irish Sea             74,132    reprocess old seismic data by                               2027
                              - Lancs Plain Basin                  April 1998 (f)                                30
                                                                   new seismic survey by April 2000 (c)         120
                                                                   1 well by April 2001 (c)                     250
                              TOTAL                     473,582                              Firm             2,526
                                                        =======
                                                                                             Conditional      2,370
                                                                                             TOTAL           (pound)4,896

        See Item 1 - "Business - Electricity Generation" for a description of gas licenses and generation plants.

Item 3. Legal Proceedings.

                 Not Applicable.

Item 4. Control of Registrant

        The following table sets forth information relating to the beneficial ownership of Company common stock by those persons beneficially holding more than 10% of the Company common stock, and by all of the Company's directors and executive officers as a group as of September 30, 1997. The address of each person is care of the Company unless noted.

                                                                                   Percentage
               Name of                           Number of                       of Outstanding
             Stockholder                      Shares Owned(1)                     Common Stock

         Burt H. Keenan(2)                      3,027,500                             16.6%
         Jerry W. Jarrell(3)                      303,100                              1.7%
         John Sulley(4)                           420,000                              2.3%
         William E. Evans(5)                      450,800                              2.5%
         Robert Jones(6)                          360,000                              2.0%
         Roy Deakin(7)                            118,200                               .7%
         David May(8)                             100,000                               .6%
         All officers and directors as
          a group (7 persons)(9)                4,779,600                             24.4%

(1) As used in this table, "beneficial ownership" means the sole or shared power to vote, or to direct the voting of, a security, or the sole or shared investment power with respect to a security (i.e., the power to dispose of, or to direct the disposition of, a security) and includes the ownership of a security through corporate, partnership, or trust entities. In addition, for purposes of this table, a person is deemed, as of any date, to have "beneficial ownership" of any security that such person has the right to acquire within 60 days after such date.
(2)      Includes 645,400 shares issuable upon exercise of options held by Mr.
 Keenan.
(3)      Includes 122,800 shares issuable upon exercise of options held by Mr.
 Jarrell.
(4)      Includes 360,000 shares issuable upon exercise of options held by Mr.
 Sulley.
(5)      Includes 445,200 shares issuable upon exercise of options held by Mr.
 Evans.
(6)      Includes 300,000 shares issuable upon exercise of options held by Mr.
 Jones.
(7)      Includes 50,000 shares issuable upon exercise of options held by Mr.
 Deakin.
(8)      Includes 50,000 shares issuable upon exercise of options held by Mr.
May.
(9) Includes 1,973,400 shares issuable upon exercise of options held by the named executive officers and directors.

Item 5.  Nature of Trading Market

         The Company's Ordinary Shares have been listed on the Alternative Investment Market of the London Stock Exchange since May 31, 1996. There currently exists no U.S. trading market for the Ordinary Shares. AIM is a market designed primarily for emerging or smaller companies and facilitates capital raising by such companies. Although regulated and monitored by the London Stock Exchange, the listing and other requirements for AIM companies differ from, and are generally less demanding than, those of the Official List of the London Stock Exchange.

         More than 230 companies are traded on AIM. Trading volume on AIM is substantially less than that on the principal national securities exchanges in the U.S. or on the Official List of the London Stock Exchange. The liquidity of securities traded on AIM is much less than that of companies listed on more established exchanges. The Company is registering its American Depository Shares ("ADSs") in the United States in this Registration Statement. The Bank of New York has agreed to act as Depository for the American Depository Receipts ("ADRs"), with each ADR representing 2 Ordinary Shares.

                                                    Sales Price
                                                 (pence per share)
                                                  High          Low

                  April 1, 1996-
                  June 30, 1996              115.0          106.0

                  July 1, 1996-
                  September 30, 1996         108.0           83.5

                  October 1, 1996-
                  December 31, 1996           89.5           57.5

                  January 1, 1997-
                  March 31, 1997              69.5           57.5

                  April 1, 1997-
                  June 30, 1997               92.5           72.5

                  July 1, 1997-
                  September 30, 1997         124.5           87.5

                  October 1, 1997-
                  December 31, 1997          144.5          114.5

         As of February 26, 1998, there were approximately 595 holders of Company Ordinary Shares of which 60.3% of the total outstanding shares, were held of record by persons with United States and Canadian addresses.

         On February 27, 1998 at the close of business, the AIM closing bid price for the Shares was 235p per Share.

         The average daily trading volume for the Shares during the year ended December 31, 1997 and 1996 were 18,872 and 14,959 Shares respectively.

         The Company currently does not intend to pay cash dividends for the foreseeable future but intends to retain such funds for the use in its business.

         Holders on the applicable record dates of Shares and ADSs will be entitled to receive payment in full, subject to applicable withholding taxes, of any dividends declared in respect of subsequent years.

Item 6.  Exchange Controls and Other Limitations Affecting Security Holders

         There are currently no U.K. foreign exchange control restrictions on the payment of dividends on the Ordinary Shares to non-resident holders. There are currently no limitations on the rights of nonresident or foreign owners to hold or vote the Ordinary Shares, imposed by U.K laws, the Articles of Association or Memorandum of Association of the Company.

Item 7.  Taxation

US Federal Income Tax and UK Tax
Consequences to persons who are owners of ADSs and Shares

         The following generally summarizes the principal U.S federal and U.K. tax consequences of the purchase, ownership and disposition of ADSs evidenced by ADRs and, except as provided explicitly below, Shares, to citizens or residents of the U.S. for U.S. federal income tax purposes (who are not also resident or, in the case of the individuals ordinarily resident, in the U.K. for U.K tax purposes), corporations or partnerships created or organized under the laws of the United States or any state thereof, estates the income which is subject to U.S. federal income taxation regardless of its source or a trust if a court within the United States is able to exercise primary supervision over the administration and control of the trust and on or more of the United States fiduciaries have the authority to control all substantial decisions of the trust (collectively "U.S. Holders").

         The statements regarding the U.S. and U.K tax laws set out below (i) are based on the laws in force and as interpreted by the relevant taxation authorities as of the date of this Registration Statement and are subject to any changes in the U.S. or the U.K. law, or on the interpretation thereof by the relevant taxation authorities or in the double taxation conventions between the United States and the United Kingdom (the "convention"), occurring after such date, (ii) are based in part, on representations of the Depository, and (iii) assume that each obligation in the Deposit Agreement and any related Agreement will be performed in accordance with its terms.

         The summary is of a general nature only and does not discuss all aspects of U.S. and U.K. taxation that may be relevant to a particular investor. This summary deals only with ADRs held as capital assets and does not address special classes of purchasers, such as dealers in securities, U.S Holders whose functional currency is not the U.S. dollar and certain U.S. Holders (including, but not limited to, insurance companies, tax exempt organizations, financial institutions and persons subject to the alternative minimum tax) who may be subject to special rules not discussed below. In particular, the following summary does address the tax treatment of U.S. Holders who own, directly or by attribution, 10% or more of the Company's outstanding voting share capital.

PROSPECTIVE PURCHASERS OF ADSs ARE ADVISED TO CONSULT WITH THEIR OWN TAX ADVISORS WITH RESPECT TO THE U.S. FEDERAL, STATE AND LOCAL TAX CONSEQUENCES AS WELL AS WITH RESPECT TO THE U.K. TAX CONSEQUENCES AND TAX CONSEQUENCES IN OTHER JURISDICTIONS, OF THE OWNERSHIP OF ADSs AND THE SHARES REPRESENTED THEREBY APPLICABLE IN THEIR PARTICULAR TAX SITUATIONS.

         For purposes of the conventions and the United States Internal Revenue Code of 1986 (the "Code"), U.S. Holders will be treated as the owners of the Shares represented by ADSs evidenced by ADRs.

Taxation of Dividends

         Under existing law, the Company will be required when paying a dividend in respect to the shares to account to the U.K Inland Revenue for a payment known as advance corporation tax ("ACT"). Under current U.K. law, the rate of ACT is equal to one-quarter of the amount of the dividend. Dividends carry a tax credit equal to one-quarter of the cash dividend, amounting to 20% of the sum of the cash dividend paid and the associated tax credit. The tax credit will be available to offset a U.K. resident individual's liability to U.K. income tax in respect of the dividend, and may if the U.K. resident is a non-tax payer, be reclaimed from the U.K. Inland Revenue in cash. A basic rate taxpayer will have no further liability to tax on the dividend, but a higher rate tax payer will be subject to an additional tax liability on the difference between the higher rate tax liability and the value of the tax credit. U.K. resident trustees of discretionary trusts liable to account for income tax at 34% on the trust's income may also be required to account for additional tax. A U.K. resident corporate shareholder will not normally be liable to U.K. corporation tax on any dividend received from the Company and will be entitled to offset the related ACT on the dividend against ACT due on its own qualifying distributions. From April 6, 1999 the treatment for tax credits will change. Dividends will carry a tax credit of one-ninth of a cash dividend. Although the credit will be available to offset a UK resident individual's liability to UK income tax in respect of the dividend the tax credit will not be refundable.

         An eligible U.S. Holder (as defined below) is entitled under the Convention relating to income taxes (the "Income tax Convention") and current U.K. law to claim from the U.K. Inland Revenue a refund (a "Treaty Payment") for an amount equal to the amount of the tax credit to which an individual resident in the U.K. for U.K. tax purposes would have been entitled had he received the dividend (the Tax Credit Amount"), subject to a U.K. withholding tax of 15% of the sum of the dividend paid and the related Tax Credit Amount. For example, assuming continuance of the Tax Credit Amount at the rate of 20/80ths of the amount of the dividend, a dividend payment of 80p to such an eligible U.S Holder would generally entitle the Eligible U.S Holder to a Treaty Payment of 5p (a Tax Credit Amount of 20p, reduced by 15% of the sum of the dividend and the Tax Credit Amount, or 15p) from the U.K. Inland Revenue giving a total realization of 85p (before applicable U.S. taxes). After April 5, 1999 because of the reduction of tax credits in the UK, as outlined above, there will be no refund of tax to shareholders with a less than 10% share interest in the Company.

         For purposes of this Registration Statement, the term "eligible U.S. Holder" means a U.S. Holder that is a beneficial owner of an ADS and of the cash dividend paid thereon and that satisfies the following conditions: the U.S. Holder (i) is an individual or a corporation resident in the U.S. for purposes of the Income tax Convention (and, in the case of corporation, is not also resident U.K. for UK tax purposes, (ii) is not a corporation which, alone or together with one more associated corporations, controls, directly or indirectly, 10% or more of the voting shares of the Company, (iii) holds the ADSs in a manner which is not effectively connected with a permanent establishment in the U.K. through which such U.S. Holder carries on business or with a fixed base in the U.K from which such U.S. Holder performs independent personal services. (iv) under certain circumstances, is not an investment or holding company 25% or more of the capital of which is owned, directly or indirectly, by persons that are not individuals resident in, and are not nationals of the U.S., (v) under certain circumstances, is not exempt from federal income tax on dividend income in the U.S and (vi) under certain circumstances, does not own 10% or more of the Shares.

         A U.S. Holder that is a U.S partnership, trust or estate, may be entitled under the Income Tax Convention to receive a Treaty Payment in respect of a dividend paid by a the Company , but only to the extent that the income tax derived by such partnership , trust or estate is subject to U.S. Tax as the income of a U.S. resident either in its hands or in the hands of its partners or beneficiaries, as he case may be.

         For U.S. federal income tax purposes, the gross amount of a dividend plus the Tax Credit Amount (i) will be included in gross income by an Eligible U.S. Holder (at the dollar value of the dividend payment, on the date of the receipt by the depository, regardless of whether the dividend is converted into dollars) and (ii) will be treated as foreign source dividend income to the extent paid out of current accumulated earnings and profits as determined for federal income tax purposes. Subject to certain limitations, the 15% U.K. withholding tax will be treated as a foreign income tax eligible for direct credit against such Eligible U.S. Holder's federal income taxes. For purposes of the Foreign tax credit limitations, dividends distributed by the Company will generally distribute "passive income" or, in the case of certain Holders, "financial services income." The consequences of these limitations will depend on the nature and sources of each U.S. Holder's income and the deduction appropriately allocated or apportioned thereto. No dividends received deduction will be allowed with respect to dividends paid by the Company. If dividends paid by the Company were to exceed its current and accumulated earnings and profits as determined for federal income tax purposes, such excess would be treated as a non-taxable return of capital to the extent of the U.S Holders adjusted basis in the ADSs, and any excess would be treated as capital gain.

         The Company may make arrangements with the U.K. Inland Revenue (the "H Arrangements") which will permit the applicable Treaty Payments to be paid to certain Eligible U.S. Holders at the same time as, and together with, cash dividends paid by the Company in respect of ADSs. The H Arrangements, which operate in respect of dividends paid on shares of U.K. companies that are represented by ADSs evidenced by ADRs, are implemented at the discretion of the U.K. Inland Revenue and may be amended or revoked. The H Arrangements generally apply to Eligible U.S. Holders other than (i) estates or trusts any of the beneficiaries of which are not resident in the U.S., (ii) investment or holding companies 25% or more of the capital of which is owned, directly or indirectly, by persons who are not individuals resident in, or nationals of, the U.S., (iii) persons (other than certain pension funds) exempt from U.S. federal income tax with respect to cash dividends paid on the Shares,
(iv) persons owning 10% of more of the Shares, and (v) certain business and investment trusts. To claim the benefit of the H Arrangements, (i) the registered holder must complete the declaration on the reverse of the dividend check confirming the eligible U.S. Holder's entitlement to the Treaty Payment and present the check for payment within three months from the date of issue of the check of (ii) in the case of ADRs held through The Depository Trust Company ("DTC"), the broker-dealer or bank-member of DTC which holds the ADRs on behalf of the Eligible U.S. Holder must complete a declaration as to the conditions entitling the Eligible U.S. Holder to the Treaty Payment.

         If the H Arrangements are not made with the U.K. Inland Revenue at the time an Eligible U.S. Holder receives a distribution from the Company, or if the H Arrangements are made at such time but an Eligible U.S. Holder does not qualify for the benefits of such arrangements, such Eligible U.S. Holder must, in order to obtain a Treaty Payment, file a claim for the Treaty Payment in the manner described in U.S. Internal Revenue Service Revenue Procedure 80-18, 1980-1 C.B. 623 and Revenue Procedure 81-58, 1981-2 C.B. 678. Claims for such payments must be made within six years of the U.K. year of assessment (generally April 5 in each year) in which the related dividend was paid. The first claim for a tax credit under these procedures is made by sending the appropriate U.K. form in duplicate to the Internal Revenue Service Center with which the Eligible Holder's last U.S. income tax return was filed. Forms may be obtained from the Internal Revenue Service, Assistant Commissioner (International), 950 L'Enfrant Plaza South, S.W., Washington, D.C. 20219; Attention: Taxpayer's Service Division. Because a claim is not considered made until the U.K. tax authorities receive the appropriate form from the Internal Revenue Service, forms should be sent to the Internal Revenue Service well before the end of the applicable limitation period. Any claim by a claimant after the first claim should be filed directly with the Financial Intermediaries and Claims Office, Fitz Roy House, P.O. Box 40, Nottingham, England, NG2 IBD.

Taxation of Capital Gains

         A. U.S. Holder who is not resident or ordinarily resident in the U.K. for U.K. tax purposes will not be liable for U.K. tax on capital gains realized or accrued on the disposal of ADSs unless, at the time of disposal, the ADSs are held in connection with a trade, profession or vocation carried on by such
 U.S. Holder in the United Kingdom
through a branch or agency which constitutes a permanent establishment or fixed base, and the ADSs are or have
been used, held or acquired for the purposes of such trade, profession or vocation of such branch or agency.

         Upon the sale or other disposition of an ADS, a U.S. Holder will generally recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized on such sale or disposition and the U.S. Holder's adjusted tax basis in the ADS. Such gain or loss will be capital gain or loss if the U.S. Holder holds its ADS as a capital asset.

         A U.S. Holder that is liable for both U.K. and U.S. tax on a gain on the disposal of the ADSs will generally be entitled, subject to certain limitations and pursuant to the Income Tax Convention, to credit the amount of U.K.
capital gains or corporation tax, as the case may be, paid in respect of such gain against such U.S. Holder's U.S.
federal income tax liability in respect of such gain.  U. S. Holders should seek professional tax advice to determine
their entitlement to credit U.K. tax against their U.S. federal income tax liability.

Estate and Gift Taxes

         An ADR held by an individual U.S. Holder whose domicile is determined to be in the U.S. for purposes of the Estate Tax Treaty and who is not a national of the U.K. will not be subject to U.K. inheritance tax on such
individual's death or on a lifetime transfer of the ADR except in certain cases where the ADR (i) is part of the business property of a U.K. permanent establishment of an enterprise of the U.S.
 or (ii) pertains to a U.K. fixed base
used for the performance of independent personal services.  The Estate Tax
 Treaty generally provides a credit against U.S. federal estate or gift tax liability for the amount of any tax paid in the U.K. in a case where the ADR is subject to both U.K. inheritance tax and to U.S. federal estate or gift tax. An individual U.S. Holder will be subject to U.S.
estate and gift taxes with respect to the ADRs in the same manner and to the same extent as with respect to other types of personal property.

U.K. Stamp Duty ("SD") and Stamp Duty Reserve Tax ("SDRT")

         SDRT at the then-applicable rate arises upon the deposit with the Depositary of the Shares in exchange for ADSs evidenced by ADRs. The current rate of SDRT on the deposit of Shares is 1.5%. In certain cases, U.K. SD could also arise on the deposit and the current rate is (pound)1.50 per (pound)100 (or part thereof). The amount of SDRT payable will be reduced by any SD paid in connection with the same transaction. SDRT will be payable by the Depositary in the first instance. In accordance with the terms of the Deposit Agreement, holders of ADRs must pay an amount in respect of such tax to the Depositary.

         Provided that the instrument of transfer is not executed in the United Kingdom and remains at all subsequent times outside the United Kingdom, no U.K. SD will be payable on the acquisition or transfer of ADSs. Nor will an agreement to transfer ADSs give rise to a liability to SDRT.

         A transfer of Shares by the Depositary or its nominee to the relative ADR holder when the ADR holder is not transferring beneficial ownership will give rise to U.K. SD at the rate of (pound)0.50 per transfer.

         Transfer of Shares, as opposed to ADSs will normally give rise to a charge to U.K. SD at the rate of (pound)0.50 per (pound)100 (or part thereof) of the price payable for the Shares at the time of the transfer or agreement to transfer. SD and SDRT are usually the liability of the purchaser. Where such Shares are later transferred to the Depositary, further SDRT will normally be payable upon the deposit at the rate of 1.5% of the value of the Shares at the time of transfer. In certain cases, U.K. SD could also arise in the transfer at the rate of (pound)1.50 per (pound)100 (or part thereof), subject to the amount of any SDRT being reduced by such SD on the same transaction.

Item 8.  Selected Financial Data

         The following table presents selected financial data of the Company for the last five fiscal years. The Company changed its fiscal year from December 31 to June 30 effective for the period ended June 30, 1996. The information for the fiscal years ended June 30, 1997 and 1996 and December 31, 1995 and 1994 have been audited by Pannel Kerr Forster, Chartered Accountants. The Company's financial statements are prepared in accordance with accounting principles generally accepted in the United Kingdom ("UK GAAP") which differ in certain significant respects from US generally accepted accounting principles ("US GAAP"). A summary of the significant differences and reconciliation of profit or the financial year and shareholders' funds is set forth in Notes 30 and 31 of Notes to the Financial Statements. All information is in British pounds sterling. No dividends have been paid or declared to date. The Company commenced sale of electricity in the month of April 1996, and therefore continuing revenues for the six month period ended June 1996 only include three months of sales. Prior to June 1996 the Company's operations were focused on preparation for electricity generation and marketing and on development of gas reserves. For a discussion of these and other factors which materially affect the comparability of the selected financial data, see "Item 9 - Management's Discussion and Analysis & Financial Condition and Results of Operations". This information should be read in conjunction with, and is qualified in its entirety by reference to the financial statements of the company and the notes thereto included elsewhere in this Registration Statement.

                                                   Six Months Ended     Year ended   Six months
                                                   December 31,          June 30,     June 30,        Years Ended December 31,
                                                 1997         1996         1997         1996       1995         1994        1993
                                                     (unaudited)
Statement of Operations Data
U.K. GAAP
Revenue   - Continuing           (pound)22,784,166(pound)2,757,467(pound)11,127,164(pound)173,701(pound) 4,701(pound)--(pound)   --
          - Discontinued                              --          --           --          --           --      118,589     452,641
Cost of sales                                 22,315,909   2,700,935   10,872,238     171,448           --      127,327     309,884
Operating expenses                               961,258     721,540    1,505,193     497,880       93,773       95,041      88,807
Operating loss - Continuing                    (493,001)   (665,008)  (1,250,267)   (495,627)     (89,072)           --     (7,631)
          - Discontinued                              --          --           --          --           --    (103,779)      61,581
Exceptional items                                     --          --           --   (460,983)           --      168,191          --
Interest income (expense) net                     29,047      67,806       68,674      65,417       24,029        3,275     (1,554)
Income tax expense (credit)                           --          --           --          --      (5,576)        9,000          --
Net (loss) profit                              (463,954)   (597,202)  (1,181,593)   (891,193)     (59,467)       58,687      52,396
Earnings per ordinary share                       (2.8)p      (4.5)p       (9.0)p      (9.9)p     (176.8)p       187.4p      165.6p
Weighted average shares outstanding(1)        16,307,237  13,124,800   13,129,914  8,981,076    33,641       31,314          31,314

U.S. GAAP(2)
Revenue - continuing                          22,784,166   2,757,467   11,127,164     173,701        4,701           --          --
Net (Loss) profit from
  continuing operations                        (517,893)   (730,841)  (1,369,688)  (1,001,908)    (59,467)           --     (7,631)
Net (loss) profit                              (517,893)   (730,841)  (1,369,688)  (1,001,908)    (59,467)       58,687      52,396
Earnings per ordinary share                       (3.2)p      (5.6)p      (10.4)p     (11.1)p     (176.8)p       187.4p      165.6p
Earnings per share -
  continuing operations                           (3.2)p      (5.6)p      (10.4)p     (11.1)p     (176.8)p           --     (24.4)p
Weighted average number
  of shares outstanding                       16,307,237  13,124,800   13,129,914   8,981,076       33,641       31,314      31,314

Balance Sheet Data
U.K. GAAP
Net current assets                               460,069                2,847,024   5,564,593    1,618,535    (527,155)      40,044
Total assets                                  29,132,466               16,851,935   7,995,040    3,053,064    1,123,878     919,804
Long-term creditors                           10,188,035                5,937,925     830,212           --           --     333,852
Shareholders' funds                            8,942,263                6,957,569   6,787,015    2,983,728      467,953     409,266

U.S. GAAP(2)
Total assets                                  29,132,466               17,226,966   8,333,378    3,143,144    1,123,878     919,804
Long-term creditors                           10,936,990                6,611,766   1,279,265       90,080           --     333,852
Shareholders' funds                            8,589,514                6,658,759   6,676,300    2,983,728      467,953     409,266


(1) There are no differences in the calculation of Earnings per ordinary share between UK GAAP and US GAAP in the periods presented because the effect of outstanding options is antidilutive.
(2) See Notes 30 and 31 to the Consolidated Financial Statements for the details on differences between UK GAAP and US GAAP.

Exchange Rates

         The Company's financial statements are prepared in, and the Shares are denominated in, pounds. In the event the Company pays dividends in the future years, fluctuations in the exchange rate between the pound and the dollar will affect dollar amounts received by holders of ADSs on conversion by the Depositary of any cash dividends paid in pounds on the Shares represented by the ADSs. See "Exchange Rate Information" below and " Item 14 Description of Securities to be Registered." In addition, see " Item 7 - Taxation" for certain information about the taxation of any dividend payments.

         There are currently no U.K. foreign exchange control restrictions on the payment of dividends on the Shares.

         The table below sets forth, for the periods and dates indicated, the exchange rate for the dollar against the pound based on the Noon Buying Rate. Such rates are not used by the Company in the preparation of its consolidated financial statements included in this Registration Statement.

                                                                         Dollar/Pound Exchange Rates
                                                                             (dollar per pound)
                                                               At End        Average
                                                              of Period      Rate(1)        High          Low
Year Ending Dec. 31, 1992............................        $  1.51      $  1.76        $2.00          $1.51
Year Ending Dec. 31, 1993............................           1.48         1.50        1.59           1.42
Year Ending Dec. 31, 1994............................           1.57         1.54        1.64           1.46
Year Ending Dec. 31, 1995............................           1.55         1.58        1.64           1.53
Six Months Ending June 30, 1996......................           1.55         1.53        1.56           1.49
Year Ended June 30, 1997.............................           1.67         1.62        1.71           1.54
July 1, 1997 to February 20, 1998....................           1.64         1.64        1.70           1.58


(1) The average of the Noon Buying Rates on the last business day of each full month during the relevant period.

Item 9. Management's Discussion and Analysis of Financial Conditions and Results of Operations

         The following discussion is based on the Company's financial statements which are prepared in accordance with UK GAAP. These differ in certain significant respects from US GAAP. The significant differences from US GAAP applicable to the Company are summarized below.


Overview

         The Company is engaged in the business of marketing and general electricity in the United Kingdom. Pursuant to the Electricity Act of 1989, as amended, the electric power industry in the UK has been deregulated, with full deregulation to be completed by June 1999. In the year ended June 30, 1997 the Company generated 3% of the electricity it marketed with the remaining electricity being purchased from the Pool. The Company considers self generation to be important since the cost of internally generated electricity has been less than the historical pool price (See "Business-Electricity Generation"), resulting in better margins (2.3% in fiscal 1997 compared to 1.3% in fiscal
1996). The Company has never sold any electricity it has generated to any persons other than its own customers. Marketing of electricity began in January 1996, with the first turnover in April 1996. Turnover has increased from (pound)11,127,164 in fiscal 1997 to an estimated (pound)102 million in fiscal 1998. Commencing in September, 1998 the second stage of deregulation will be effective, for businesses with less than 1 MW of peak demand.

         In order to attain favorable operating margins in the future, the Company intends to add additional sources of internally generated electricity by installing generating plants at the sites where it has gas reserves. However, the placement of these generating plants is capital intensive and subject to regulatory approvals. Although there can be no assurance that the Company's sales will continue to grow, in the event sales continue to grow faster than the rate of which new generating plants are placed, there will likely be an adverse effect on gross margins. However, the effect is not expected to be material since internally generated electricity represents only a small percentage of the electricity sold. The management believes that smaller business customer market which is being deregulated in September 1998 has historically enjoyed better margins then the larger customer market, which may offset the potential decrease in margins. However, the Company has never sold in this market segment and management cannot predict the level of customer acceptance nor how its administrative and marketing costs could be affected, nor how deregulation may affect this market.


         The Company purchases cover to hedge against fluctuations in Pool prices. Current policy is to cover at least 60% of total winter demand and 85% of total winter business day demand. In a period of rapidly increasingly sales, however, it is likely that purchase of cover will lag sales growth and the effective percentage of cover could be less.


Unaudited Six Months Ended December 31, 1997 compared to Six Months Ended December 31, 1996.

         The Company turnover for the six months ended December 31, 1997 was (pound)22,784,166 compared to (pound)2,757,467 for the six months ended December 31, 1996. This is an increase of 826%. The gross profit for 1997 was 2.1% which was the same as 1996.

         Operating expenses for the six months ended December 31, 1997 were (pound)961,258, or 4.2% of turnover, compared to (pound)721,540, or 26.2%, for 1996. The decrease of operating expenses as a percent of turnover in 1997 is due to the significant increase in turnover of 826% with operating expenses increasing only 33% due to most operating expenses being fixed. The six months ended December 31, 1997 resulted in a net loss of (pound)463,954 compared to a net loss of (pound)597,202 in 1996. The reduction in the 1997 net loss reflects the increased growth of the Company.

Year Ended June 30, 1997 compared to unaudited twelve Month Period Ended June 30, 1996

         The Company's turnover for the year ended June 30, 1997 ("Fiscal 1997") was (pound)11,127,164 compared to (pound)178,402 for the year ended June 30, 1996 ("Fiscal 1996). The Company commenced sales in April 1996. The upward sales trend is evidenced by the fact that the Company has contracts for the delivery of (pound)102 million of power for the year ended June 30, 1998 (assuming contracts expiring prior to June 30, 1998 are renewed as expected) compared to Fiscal 1997 turnover of (pound)11,127,164. The gross profit was 2.3% of turnover in Fiscal 1997, compared to 1.3% of turnover in Fiscal 1996. The difference was primarily caused by Company generation in Fiscal 1997 of 7.1 GWh (3% of turnover) compared to none in Fiscal 1996 and the unit price of electricity purchased through the Pool was lower in Fiscal 1997 than Fiscal 1996.

         Operating expenses in Fiscal 1997 were (pound)1,505,193, or 13.5% of turnover, compared to (pound)544,766 in Fiscal 1996 or 305.4% of turnover. The reduction in operating expenses as a per cent of turnover reflects the increased turnover with much of the operating expenses remaining fixed. Interest income increased in Fiscal 1997 as a result of greater cash on deposit resulting from equity placements and interest expense of (pound)120,397 in Fiscal 1997 resulted from financing of the generation plant in operation which was not in operation in Fiscal 1996.

Six Months Ended June 30, 1996

         The Company began marketing electricity in January 1996 and generated the first turnover in April 1996 resulting in turnover in the six month period of (pound)173,701. There was no turnover from the sale of electricity in the prior period. The gross profit was 1.3%. The operating expenses during the period were (pound)497,880 including the cost of establishing the Company's marketing program and name recognition. All of this cost was expensed during the period. The period resulted in a net operating loss of (pound)495,627 due to the relatively low turnover during the start up period and expenses related to starting the business.

         The exceptional loss of (pound)460,983 is from a project to refurbish a drilling rig for Company use in developing the gas licenses and in this period the decision was made to abandon this project and the drilling rig carrying cost was adjusted to the estimated market value.

Year Ended December 31, 1995 compared to Year Ended December 31, 1994

         The Company's activity in 1995 was limited to the development of its gas licenses and beginning of formation of the electricity business. The Company turnover in 1995 was only (pound)4,701 due to having discontinued its oil field service business in 1994. The 1994 turnover of (pound)118,589 was from the oil field service business.

         Operating expenses in 1995 were (pound)93,773 compared to 1994 of (pound)95,041. The operating loss in 1995 of (pound)89,072 is due to having discontinued the oil field service business.

Year Ended December 31, 1994 compared to Year Ended December 31, 1993.

         The Company sold its oil field service assets on April 24, 1994. The sale resulted in a gain of (pound)168,191 which is shown as an exceptional item. The sale resulted in the 1994 turnover decreasing to (pound)118,589 compared to (pound)452,641 in 1993. The reduced turnover resulted in a gross loss in 1994 of (pound)8,738 compared to a gross profit in 1993 of (pound)142,757. Operating expenses in 1994 were (pound)95,041 compared to (pound)88,807 in 1993.

Liquidity and Capital Resources

         The Company has satisfied its cash needs during the developmental stage from the issuance of share capital and borrowings. During the three years ending June 30, 1997, the Company has raised (pound)7,985,000 net of expenses through three placements of share capital. The Company issued unsecured Loan Notes in June 1997 of (pound)1,400,000 which are repayable in full on December 31, 2002. The construction of the Company's generation plants have been financed through long-term finance leases totaling (pound)7,994,927.

         The working capital needs to fund the growth in turnover has been funded through trade debtor financing with a bank facility providing for borrowing 80% of trade debtor balances under which a balance of (pound)648,247 was outstanding at June 30, 1997.

         The Company has contracted capital commitments for construction of three generation plants during Fiscal 1998 of (pound)5,317,000. The funding for these commitments and the funding for increased turnover in Fiscal 1998 have been provided through financing facilities concluded on September 5, 1997 with its principal bankers, the Barclays Group. The initial facility is for (pound)12.5 million consisting of a (pound)5 million revolving construction facility, a trade debtor financing equal to 80% of eligible accounts not to exceed (pound)4 million, a (pound)3 million letter of credit for security of Pool purchases, and a (pound)500,000 overdraft facility. At February 28, 1998 there is (pound)4,680,000 utilized under the construction facility; (pound)268,000 utilized under the overdraft facility and there is no amount used under the trade debtor facility. Also the Barclays Group has committed to provide financial needs of the Company as the business grows which includes increasing the trade debtor financing facility and letter of credit for Pool security as needed based on increase revenue.

         Also in September 1997 the Company raised (pound)2,500,000 before expenses from the issuance of 2,631,579 Ordinary Shares at 95 pence.

         The Company's management feels the combination of cash provided from the issuance of shares, long term financing and the banking facilities currently in place are adequate to fund its needs for increasing its sales and completing the generation plants planned for Fiscal 1998.

Reconciliation of U.K. GAAP to U.S. GAAP

         The Company's consolidated financial statements are prepared in accordance with U.K. GAAP. There are significant differences between U.K. GAAP and U.S. GAAP.

         The principal difference between U.K. GAAP and U.S. GAAP relevant to the Company occurs with respect to accounting for variable employee share options under the Company's Option Scheme. The Option Scheme provides for grants of options to acquire Shares to substantially all employees of the Company. Under U.K. GAAP, the Company does not recognize compensation cost related to the Option Scheme as described below.

         Under Accounting Principles Board ("APB") No. 25, compensation for services that the Company received as consideration for Shares issued through the Option Scheme are recognized as the difference between the quoted market price of the number of Shares issuable pursuant to options at the measurement date less the aggregate exercise price for Shares issuable pursuant to such options. Compensation cost related to the Option Scheme as determined under U.S. GAAP would have been (pound)188,095 and (pound)110,715 for the periods ended June 30, 1997 and 1996 respectively. There was no compensation cost related to the Option Scheme in 1995, 1994 or 1993.

         The Company's net loss for the periods ended June 30, 1997 and 1996 under U.K. GAAP were ((pound)1,181,593) and ((pound)891,193) respectively. Under U.S. GAAP, the Company would have reported net loss of ((pound)1,369,688) and ((pound)1,001,908) for the periods ended June 30, 1997 and 1996 respectively. There was no change in the net income or losses reported for 1995, 1994 and 1993.

         Notes 30 and 31 to the Company's consolidated financial statements provide a description of these and other differences between U.K. GAAP and U.S. GAAP.

Item 9A.          Quantitative and Qualitative Disclosures about Market Risk

                  Not applicable.

Item 10. Directors and Officers of Registrant.

         The members of the Board of Directors of the Company serve until the next annual meeting of stockholders, or until their successors have been elected. The officers serve at the pleasure of the Board of Directors. Information as to the directors and executive officers of the Company is as follows. Except as noted, each Executive Director devotes substantially all his time to the Company. There exists no arrangement or understanding between any named officer or director and any other person pursuant to which he was selected as a director or officer.

        Name                            Age                    Office



     Burt H. Keenan                     58              Chairman and Chief Executive Officer
     Jerry W. Jarrell                   56              Executive Director - Finance
     John Sulley                        47              Executive Director - Commercial
     William E. Evans                   62              Executive Director - Resources
     Robert Jones                       52              Executive Director - Operations
     Roy Deakin                         66              Non-Executive Director
     David May                          62              Non-Executive Director


     Burt H. Keenan has been Chairman and Chief Executive Officer since inception of the Company in April 1991. He has resided in the U.K since early 1996 to devote full time to the Company; Mr. Keenan devoted 25% of his time to the Company prior to 1996. He has, since 1987, been an associate of Chaffe & Associates, Inc., an investment banking firm located in New Orleans, Louisiana, USA where he has specialized in capital formation for emerging and middle market companies. From 1969 to 1986, Mr. Keenan was the founder, chairman and chief executive officer of Offshore Logistics, Inc. a NASDAQ quoted marine and aviation oil and gas service company operating a fleet of marine service vessels and helicopters worldwide, with assets of over US$200 million and sales exceeding US$180 million. Mr. Keenan received Bachelors and Masters degrees in business administration from Tulane University. He is a director of Telescan, a NASDAQ quoted interactive online information business; of Halter Marine, Inc., an American Stock Exchange listed company engaged in U.S. ship building; and four inactive public companies seeking acquisitions.

     Jerry W. Jarrell has been Executive Director - Finance since inception of the Company in April 1991. He is an expert in the area of operational finance and financial management reporting. He is a private consultant and currently consults to several public and private companies. He has devoted 50% of his time to the Company from early 1996; he had devoted 20% of his time prior to 1996. He was chief financial officer for the Woodson Companies, an oilfield construction company from 1977 to 1990. From 1971 to 1977, he was secretary, treasurer and controller of Offshore Logistics, Inc., a major marine and aviation oil and gas company. Prior to joining Offshore Logistics, he was a certified public accountant with Arthur Andersen & Company between 1966 and 1971. Mr. Jarrell is also a director with Mr. Keenan of four inactive public companies seeking acquisitions. He earned a BS degree in accounting from Louisiana Tech University.

     John Sulley is experienced in all aspects of the electricity generating, distribution, trading, and marketing industry.  Prior to joining the Company in December 1995 he was general commercial manager for the Supply
Division of Scottish Power plc, where he was responsible for financial operations, strategic and business planning for the supply division and for the electricity trading operations. Prior to joining Scottish Power in 1994, Mr. Sulley was responsible for starting and running direct sales operations in National Power plc. He has over 25 years of experience in the power field, covering engineering, operations, finance, and commercial aspects.  Mr. Sulley holds
an MBA from Glasgow University, a Masters degree in engineering from UMIST and a BSc. in engineering from
Aston University.

     William E. (Ernie) Evans has been Executive Director - Resources since April 1992. He is a consultant geologist-geophysicist with broad managerial experience in exploration, having specialized in the UK onshore oil industry over the past 25 years. He devotes full time to the Company. He holds a BSc. in geology from Bristol University and a DIC in oil technology from Imperial College, London, where he held a lectureship in petroleum geology for three academic years. Mr. Evans started his career in the petroleum industry in 1958, working for Ultramar in Venezuela and in Western Canada. He became chief geologist of the consulting firm Seabrooke & Associates (later Simon Horizon) and a founder of Energy Resource Consultants. In 1976 he formed Eaglestone Petroleum Limited, which was merged into Blackland Group. Mr. Evans was co-director of Midnight Oil Ltd. which led a bidding group in the 10th UK offshore licensing round. He was an International Chamber of Commerce tribunal member in the NAM-Deilmann dispute over the Groningen Field. As a consultant, he has represented interests in the Dutch offshore petroleum industry.

     Robert Jones joined the Company in April 1996 and is responsible for the commercial development of the
Company's licenses.  Mr. Jones is a petroleum engineer with 26 years of experience in drilling, field development and production operations, with particular emphasis on operations in the UK. Prior to joining the Company, Mr.
Jones was development manager for Perenco Group (formerly Kelt) where he was responsible for drilling and
completion operations and field development. Mr. Jones was responsible for the Ryedale gas field and generation development in Yorkshire from the conceptual stage and for the past two years has been responsible for its operations. Before joining Perenco, Mr. Jones was operations manager for Taylor
 Woodrow Energy Limited with
specific responsibility for drilling and production operations onshore UK.
 Previously he gained extensive experience with major oil companies Shell and Unocal. Mr. Jones holds both a Ph.D. and a BSc. in mining engineering from
Nottingham University.

     Roy Deakin has been a director since October 1992. He is Chairman of Southern Geophysical Consultants, a UK company which has provided a geophysical service function to the petroleum exploration industry over the past 25 years. Mr. Deakin was formerly a non-executive chairman of Blackland Oil plc.

     David May has been a director since December 1995. He is a specialist in venture capital companies and currently holds seven other directorships covering a wide range of business interests. He is currently chairman of the Berthon group of companies which was a leader in marina development in the UK. He is a university graduate, a qualified marine engineer, and a naval architect.

Item 11. Executive Compensation of Directors and Officers

In the year ended June 30, 1997 the Company paid (pound)294,678 to all directors and executive officers as a group, for services in all capacities. The Company has a bonus or profit sharing plan but no compensation was paid in fiscal 1997 under this plan. In fiscal 1997 the Company accrued (pound)18,900 for pension, retirement or similar benefits for its officers and directors. See Note 5 to the Consolidated Financial Statements.

Item 12. Options to Purchase Securities from Registrant or Subsidiaries

The following table sets forth the number of options to purchase Ordinary Shares held by each officer and director as of February 28, 1998. All options expire on January 1, 2001, except as noted.

         Name                      Number of SharesExercise Price



     Burt H. Keenan                    45,400                 31.25 p.

     Burt H. Keenan                   600,000 *                 100 p.
     Jerry W. Jarrell                  22,800                 31.25 p.
     Jerry W. Jarrell                 100,000                   100 p.
     John Sulley                       60,000                    50 p.
     John Sulley                      300,000                   100 p.
     William E. Evans                 150,000                   100 p.
     William E. Evans                 295,200                     1 p.
     Robert Jones                     300,000                   100 p.
     Roy Deakin                        50,000                   100 p.
     David May                         50,000                   100 p.
     TOTAL                          1,973,400


*These options expire April 28, 2003.

Item 13. Interest of Management in Certain Transactions

         Effective May 31, 1996 the Company acquired all of the 40,623 outstanding ordinary shares of Independent Energy in exchange for 8,124,600 Company Ordinary Shares at the rate of 200 Company Ordinary Shares for each 1 Independent Energy Ordinary Share. In this share exchange, directors and officers received 2,955,600 ordinary shares of the Company or 36.4% of the total ordinary shares issued in the exchange, as follows:

                                     Independent
                                    Energy Shares         Company Shares



     Burt H. Keenan                    12,659                2,531,800
     Jerry W. Jarrell                     900                  180,000
     John Sulley                          300                   60,000
     William Evans                         28                    5,600
     Robert Jones                         300                   60,000
     Roy Deakin                           341                   68,200
     David May                            250                   50,000


     Total                             14,778                 2,955,600

     The above officers and directors received their Ordinary Shares in Independent Energy in June 1995 either as part of Independent Energy's private placement of 9,309 shares at (pound)200 per share, or as part of the acquisition on April 3, 1995 of IPSCO, Elswick and Eukan. The following table summarizes the share acquisitions of Independent Energy by officers and directors, compared to non-affiliates.

                       Shares PurchasedExchanged     Exchanged       Exchanged
                       in Independent            for                for           for           Exchanged for
                       Energy Private           IPSCO              Eukan              Eukan          Elswick
                        Placement       Shares       Shares(1)       Debentures      Shares           TOTAL

Burt H. Keenan                   44        2,840                       9,464(2)            311          12,659
Jerry W. Jarrell                 50          850                                                           900
John Sulley
William Evans                                                28                                             28
Robert Jones
Roy Deakin                       30                                                        311             341
David May
Non-affiliates as a
  group                       9,185       13,610              -          225(3)          3,675          26,695
Totals                        9,309       17,300             28           9,689          4,297          40,623

(1)      Represents shares issued to acquire the 5% of Eukan not owned by IPSCO
(2)      Total debt of (pound)591,520 at (pound)62.50 per share
(3) Non-affiliates total debt of(pound)45,000 at(pound)200 per share, the equivalent share price at a price sold in the
         Company's placements at the time.

         Mr. William Evans, through Altwood, a corporation controlled by him, owns 4% of the Company's gas licenses (except for Caythorpe). He acquired his 4% interest as compensation for his work for the Company.

                                                      PART II

Item 14.          Description of Securities

         The following contains certain information concerning the Company's capital structure and related summary information concerning the material provisions of the Company's Memorandum and Articles of Association (Charter) and applicable English law. A copy of the Memorandum and Articles of Association of the Company has been filed as an exhibit to this Registration Statement and is available for inspection as part of that Registration Statement.

General

         The Company's authorized share capital is (pound)280,000 divided into 28,000,000 Ordinary Shares, nominal value 1p each, of which 17,623,027 Ordinary Shares were issued and outstanding as of November 12, 1997.

         The share capital of the Company may be increased, consolidated and divided into shares of larger amounts than the Ordinary Shares, sub-divided into shares of smaller amount than the Ordinary Shares, and unissued Ordinary Shares may be canceled by an ordinary resolution of shareholders in a general meeting of the Company. The share capital of the Company may be reduced by special resolution of shareholders in a general meeting of the Company and confirmation by the English courts. The Company may, with the prior approval of an ordinary resolution of shareholders at a general meeting, purchase its own shares.

Description of Ordinary Shares

         All of the issued and outstanding Ordinary Shares are duly authorized, validly issued and fully paid.

Dividend Rights

         Holders of Ordinary Shares are entitled to receive such dividends as may be recommended by the Board of Directors of the Company and declared by the Company in a general meeting (but no larger dividend may be declared than is recommended by the Board of Directors of the Company, and the Company, in a general meeting may declare a smaller dividend) and such interim dividends as the Board of Directors of the Company may decide.

         The Company or the Board of Directors may fix a date as the record date by reference to which a dividend on the Ordinary Shares will be declared or paid, whether or not it is before the date on which the declaration is made. Any dividend on the Ordinary Shares unclaimed for a period of 12 years from its date of payment shall be forfeited and shall revert to the Company. No dividend on an Ordinary Share will bear interest.

Rights in Liquidation

         Subject to the rights attached to any shares issued on special terms and conditions, upon any liquidation or winding up of the Company, after all debts and liabilities of the Company and the expenses of the liquidation have been discharged, any surplus assets will be divided among the holders of Ordinary Shares in proportion to their holdings after deducting any amounts remaining unpaid in respect of such shares.

Notification of Interest in Shares

         Section 198 of the Companies Act of 1985 obliges any person (subject to exception) who acquires an interest of 3% or more in the Ordinary Shares to notify the Company of his interest within two business days following the day on which the obligation to notify arises. After the 3% level is exceeded, similar notification must be made in respect of whole percentage figure increases or decreases, rounded down to the next whole number. For the purposes of the notification obligation, the interest of a person in the shares means any kind of interest in shares (subject to certain exceptions) including any shares (i) in which his spouse or his child or stepchild, is interested,

(ii) in which a corporate body is interested where either (a) that corporate body or its directors are accustomed to act in accordance with that person's directions or instructions, or (b) that person controls one third or more of the voting power of that corporation body, (or (iii) in which another party is interested where the person and that other party are parties to a "concert party" agreement under Section 204 of the Companies Act 1985 and any interest in Shares is in fact acquired by any one of the parties pursuant to the agreement. A "concert party" agreement is an agreement which provides for one or more parties to it to acquire interests in shares of a particular company and imposes obligations or restrictions on any one or more of the parties as to the use, retention or disposal of such interests.

         In addition, Section 212 of the Companies Act 1985 enables the Company, by notice in writing, to require a person whom the Company knows or has reasonable cause to believe to be, or to have been at any time during the three years immediately preceding the date on which the notice is issued, interest in shares to confirm that fact or (as the case may be) to indicate whether or not that is the case, and where he holds or has during the relevant time held an interest in the Shares, to give such further information as may be required relating to his interest and any other interest in the shares of which he is aware.

         In addition to the restrictions on the rights attaching to shares imposed by the Companies Act 1985 for non-compliance with Section 212 of that act, the Company's Memorandum and Articles of Association apply additional restrictions. The restrictions imposed or applied can potentially include disenfranchisement, loss of entitlement to dividends and other payments and restrictions on alienability.

Voting Rights and Shareholders Meetings

         Under English law, there are two types of general meeting of shareholders, annual general meetings and extraordinary general meetings. An annual general meeting must be held at least once in each calendar year and not later than 15 months from the previous annual general meeting. At the annual general meeting matters such as the election of directors, appointment of auditors and the fixing of their remuneration, approval of the annual accounts and the directors' report and declaration of dividends are dealt with. Any other general meeting is known as an extraordinary general meeting.

         The Directors may convene an extraordinary general meeting and must convene one if demanded by holders of not less than 10% of the paid-up shares. An annual general meeting and an extraordinary general meeting called to pass a special resolution must be called by at least 21 clear days' notice specifying the place, day and time of the meeting and the general nature of the business to be transacted. No business may be transacted at any general meeting unless a quorum of two persons entitled to vote on the business to be transacted is present in person or by proxy.

         At a general meeting, a simple majority of the votes cast is sufficient to pass an ordinary resolution. A special resolution requires a majority of not less than 75% of the votes of those shareholders as (being entitled to do so) vote in person or by proxy on the resolution in question. A small number of matters relating to variation of the rights attaching to different classes of shares and proceedings in a winding-up require the authority of an extraordinary resolution, which requires the same majority as a special resolution.

         Subject to the restrictions referred to in the following paragraph, at a meeting of shareholders every holder of shares who (being an individual) is present in person or (being a corporation) is present by a representative or proxy not being himself a member shall have one vote on a show of hands, and on a poll (which can be demanded by the Chairman of the meeting, not less than three shareholders present in person or by proxy having the right to vote at the meeting, a holder or holders of Shares or his or their proxy representing not less than 10% of the total voting rights of all shareholders having the right to attend and vote at the meeting by a holder or holders of shares or his or their proxy conferring a right to attend and vote at the meeting on which an aggregate sum has been paid up equal to not less than one tenth of the total sum paid up on all shares conferring that right), every holder of Shares present in person or by proxy shall have one vote for every share held.

         A holder of shares shall not be entitled (save as a proxy for another member) to be present or vote at any general meeting:

         (a) in respect of any Shares held by him in relation to which he or any other person appearing to be interested in those Shares has been served with a notice under Section 212 of the Companies Act 1985, requiring him to provide information in accordance with that section and containing a statement that upon failure to supply such information before the expiry of a period specified in the notice (which may not be less than 28 days) the registered holder of the Shares is not entitled to vote in respect of those Shares, and the person on whom such notice was served fails to supply the information within the specified period; or

         (b) unless all amounts presently payable by him in respect of such Shares have been paid.

         All or any of the rights or privileges attached to the shares may, subject to certain provisions of the Companies Act 1985, be varied either with the consent in writing of the holders of 75% in nominal value of the issued shares or with the sanction of an extraordinary resolution passed at a separate meeting of the holders of shares, but not otherwise.

Transfer of Shares

         The instrument of transfer of a share may be in any usual form or in any other form of which the Directors approve and shall be executed by or on behalf of the transferor and, unless the share is fully paid, by or on behalf of the transferee. The Directors may, in their absolute discretion without giving any reason therefor, refuse to register the transfer of a share which is not fully paid provided that any such refusal will not prevent dealings in the shares on AIM from taking place on an open and proper basis. The Directors may decline to register a transfer to person known to be a minor, bankrupt or person who is mentally disordered at a patient for the purpose of any statute relating to mental health. Subject thereto, the Articles of Association contain no restrictions on the registration of transfers of fully paid shares provided that all stamp duty payable thereon has been paid and the transfers are accompanied by any certificate for the shares and such other evidence (if any) as the Directors may require to prove the title of the intending transferor or his right to transfer the shares and is the case of a transfer to joint holders, and to no more than four such joint holders. The register of members may be closed at such times and for such periods as the Directors may determine not exceeding thirty days in each year.

Issue of Additional Shares

         Subject to the provisions of the Companies Act 1985, the authorized but unissued shares are at the disposal of the Directors who may issue, grant options over or otherwise dispose of them to such persons and on such terms as they deem appropriate.

         By virtue of Section 80 of the Companies Act 1985, the Directors may not, subject to limited exceptions in respect of employee share schemes, exercise any power to issue shares (or grant any right to subscribe for or convert other securities into shares) unless they have been authorized to do so by an ordinary resolution. Any such authority must state the maximum amount of shares which may be issued under it and the date on which it will expire, which must not be more than five years from the date the resolution is passed. On October 21, 1997 an ordinary resolution was passed authorizing the Directors pursuant to Section 80 of the Companies Act 1985 to exercise all the powers of the Company to issue shares up to a nominal amount of (pound)136,086, being the whole of the authorized but unissued share capital, for its period of five years.

         If Shares are to be issued for cash, Section 89 of the Companies Act 1985, requires, subject to limited exceptions in respect of employee share schemes, such shares first be offered to existing holders of shares in proportion to their holdings. However, Section 95 of the Companies Act 1985 provides that in certain circumstances the directors of a company may by special resolution be given power to issue shares as if Section 89 did not apply.

On October 21, 1997 a special resolution was passed disapplying the provisions of Section 89 in respect of the issue of shares in connection with a rights issue and otherwise in respect of the issue of shares up to an aggregate nominal amount of (pound)65,000, such authority to expire at the conclusion of the next annual general meeting of the Company or if earlier, fifteen months from the passing of that resolution.

Registrar and Transfer Agent

         The registrar and transfer agent for the Ordinary Shares is Lloyds Bank Registrars, The Causeway, Worthing, West Sussex BN99 6DA England, United Kingdom.

         There are no restrictions under the Company's Memorandum and Articles of Association or under English Law that limit the rights of persons not resident in the United Kingdom, as such, to hold or to vote shares.

Description of American Depository Receipts

The following is a summary of the material provisions of the Deposit Agreement (including any exhibits thereto, the "Deposit Agreement") among the Company, the Depositary and the registered Holders from time to time of the ADRs issued thereunder. A copy of the Deposit agreement has been filed as an exhibit to the Registration Statement of which this Prospectus is part and which is available for inspection as part of that Registration Statement. In addition, copies of the Deposit agreement are available for inspection at the principal office of the Depositary in New York (the "Principal New York Office"), which is presently located at 101 Barclay Street, New York, New York 10286. Terms used herein and not otherwise defined shall have the respective meanings set forth in the Deposit Agreement.

         ADRs evidencing ADSs are issuable by the Depositary pursuant to the terms of the Deposit Agreement. Each ADS represents, as of the date hereof, the right to receive one Share deposited under the Deposit Agreement (together with any additional Shares deposited thereunder and all other securities, property and cash received and held thereunder at any time in respect of or in lieu of such deposited Shares, the "Deposited Securities") with the Custodian, currently the London office of The Bank of New York (together with any successor or successors thereto, the "Custodian"). An ADR may evidence any number of ADSs. Only persons in whose names ADRs are registered on the books of the Depositary will be treated by the Depositary and the Company as Holders.

Deposit, Transfer and Withdrawal

         In connection with the deposit of Shares under the Deposit Agreement, the Depositary or the Custodian may require the following in form satisfactory to it: (i) a written order directing the Depositary to execute and deliver to, or upon the written order of, the person or persons designated in such order an ADR or ADRs evidencing the number of ADSs representing such deposited Shares (a"Delivery Order"); (ii) proper endorsements or duly executed instruments of transfer in respect of such deposited Shares; (iii) instruments assigning to the Custodian or its nominee any distribution on or in respect of such deposited Shares or indemnity therefor; and, (iv) proxies entitling the Custodian to vote such deposited Shares until the shares are registered in the name of the Custodian or its nominee. As soon as practicable after the Custodian receives Deposited Securities pursuant to any such deposit or pursuant to the form of ADR, the Custodian shall present such Deposited Securities for registration of transfer into the name of the Depositary or its nominee or the Custodian or its nominee, to the extent such registration is practicable, at the cost and expense of the person making such deposit (or for whose benefit such deposit is made) and shall obtain evidence satisfactory to it of such registration. Deposited Securities shall be held by the Custodian for the account and to the order of the Depositary at such place or places and in such manner as the Depositary shall determine. Deposited Securities may be delivered by the Custodian to any person only under the circumstances expressly contemplated in the Deposit Agreement.

         After any such deposit of Shares, the Custodian shall notify the Depositary of such deposit and of the information contained in any related Delivery Order by letter, first class airmail postage prepaid, or, at the request, risk and expense of the person making the deposit, by cable, telex or facsimile transmission. After receiving such notice from the Custodian, the Depositary, subject to the terms and conditions of the Deposit Agreement, shall execute and deliver at the Transfer Office which is presently located at the Principal New York Office, to or upon the order of any person named in such notice, an ADR or ADRs registered as requested and evidencing the aggregate ADSs to which such person is entitled.

         Subject to the terms and conditions of the Deposit Agreement, the Depositary may so issue ADRs for delivery at the Transfer Office only against deposit with the Custodian of: (i) Shares in form satisfactory to the Custodian;
(ii) rights to receive Shares from the Company or any registrar, transfer agent, clearing agent or other entity recording Share ownership or transactions: or,
(iii) other rights to receive Shares (until such Shares are actually deposited pursuant to (i) or (ii) above, "Pre-released ADRs") only if (a) Pre-released
ADRs are fully collateralized (marked to market daily) with cash or U.S. government securities held by the Depositary for the benefit of Holders (but such collateral shall not constitute "Deposited Securities"), (b) each recipient of Pre-released ADRs agrees in writing with the Depositary that such recipient
(1) owns such Shares, (2) assigns all beneficial right, title and interest therein to the Depositary, (3) holds such Shares for the account of the Depositary and (4) will deliver such Shares to the Custodian as soon as practicable and promptly upon demand therefor and (c) all Pre-released ADRs evidence not more than 30% of all such ADSs. The Depositary may retain for its own account any earnings on collateral for Pre-released ADRs and its charges for issuance thereof. At the request, risk and expense of the person depositing Shares, the Depositary may accept deposits together with other specified instruments for forwarding to the Custodian and may deliver ADRs at a place other than its office. Every person depositing Shares under the Deposit Agreement represents and warrants that such Shares are validly issued and outstanding, fully paid, nonassessable and free of pre-emptive rights, that the person making such deposit is duly authorized so to do and that such Shares (i) are not "restricted securities" as such term is defined in Rule 144 under the Securities Act unless at the time of deposit they may be freely transferred in accordance with Rule 144(k) and may otherwise be offered and sold freely in the United States or (ii) have been registered under the Securities Act. Such representations and warranties shall survive the deposit of Shares and issuance of ADRs.

         Subject to the terms and conditions of the Deposit Agreement, upon surrender of an ADR in form satisfactory to the Depositary at the Transfer Office, the Holder thereof is entitled to delivery at the Custodian's office of the Deposited Securities at the time represented by the ADSs evidenced by such ADR. At the request, risk and expense of the Holder thereof, the Depositary may deliver such Deposited Securities at such other place as may have been requested by the Holder.

Distributions on Deposited Securities

         Subject to the terms and conditions of the Deposit Agreement, to the extent practicable, the Depositary will distribute by mail to each Holder entitled thereto on the record date set by the Depositary therefor at such
Holder's address shown on the ADR Register, in proportion to the number of Deposited Securities (on which the following distributions on Deposited Securities are received by the Custodian) represented by ADSs evidenced by such Holder's ADRs.

         Cash Any dollars available to the Depositary resulting from a cash dividend or other cash distribution or the net proceeds of sales of any other distribution or portion thereof authorized in the Deposit Agreement ("Cash"), on an averaged or other practicable basis, subject to (i) appropriate adjustments for taxes withheld, (ii) such distribution being impermissible or impracticable with respect to certain Holders, and (iii) deduction of the Depositary's expenses in (1) converting any foreign currency to dollars by sale or in such other manner as the Depositary may determine to the extent that it determines that such conversion may be made on a reasonable basis, (2) transferring foreign currency or dollars to the U.S. by such means as the Depositary may determine to the extent that it determines that such transfer may be made on a reasonable basis, (3) obtaining any approval or license of any governmental authority required for such conversion or transfer, which is obtainable at a reasonable cost and within a reasonable time and (4) making any sale by public or private means in any commercially reasonable manner.

         Shares (i) Additional ADRs evidencing whole ADSs representing any Shares available to the Depositary resulting from a dividend or free distribution on Deposited Securities consisting of Shares (a "Share Distribution") and (ii) dollars available to it resulting from the net proceeds of sales of Shares received in a Share Distribution, which Shares would give rise to fractional ADSs if additional ADRs were issued therefor, as in the case of Cash;

         Rights (i) Warrants or other instruments in the discretion of the Depositary representing rights to acquire additional ADRs in respect of any rights to subscribe for additional Shares or rights or any nature available to the Depositary as a result of a distribution on Deposited Securities ("Rights"), to the extent that the Company timely furnishes to the Depositary evidence satisfactory to the Depositary that the Depositary may lawfully distribute same (the Company has no obligation to so furnish such evidence), or (ii) to the extent the Company does not so furnish such evidence and sales of Rights are practicable, any dollars available to the Depositary from the net proceeds of sales of Rights as in the case of Cash, or (iii) to the extent the Company does not so furnish such evidence and such sales cannot practicably be accomplished by reason of the nontransferability of the Rights, limited markets therefor, their short duration or otherwise, nothing (and any Rights may lapse); and

         Other Distributions (i) Securities or property available to the Depositary resulting from any distribution on Deposited Securities other than Cash, Share Distributions and Rights ("Other Distributions"), by any means that the Depositary may deem equitable and practicable, or (ii) to the extent the Depositary deems distribution of such securities or property not to be equitable and practicable, any dollars available to the Depositary from the net proceeds of sales of Other Distributions as in the case of Cash.

         Such dollars available will be distributed by checks drawn on a bank in the U.S. for whole dollars and round fractional amounts to the nearest whole cent (any fractional cents being withheld without liability for interest and added to future Cash distributions).

         To the extent that the Depositary determines in its discretion that any distribution is not practicable with respect to any Holder, the Depositary may make such distribution as it so determines is practicable, including the distribution of foreign currency, securities or property (or appropriate documents evidencing the right to receive foreign currency, securities or property) or the retention thereof as Deposited Securities with respect to such Holder's ADRs (without liability for interest thereon or the investment thereof).

         There can be no assurance that the Depositary will be able to effect any currency conversion or to sell or otherwise dispose of any distributed or offered property, subscription or other rights, Shares or other securities in a timely manner or at a specified rate or price, as the case may be.

Disclosure of Interests

         To the extent that the provisions of or governing any Disposed Securities may require disclosure of or impose limits on beneficial or other ownership of Deposited Securities, other Shares and other securities and may provide for blocking transfer, voting or other rights to enforce such disclosure or limits, Holders and all persons holding ADRs agree to comply with all such disclosure requirements and ownership limitations and to cooperate with the Depositary in the Depositary's compliance with any Company instructions in respect thereof, and, in the Deposit Agreement, the Depositary has agreed to use reasonable efforts to comply with such Company instructions.

         Notwithstanding any provision of the Deposit Agreement, by being a Holder of an ADR, each such Holder agrees to provide such information as the Company may request in a disclosure notice (a "Disclosure Notice") given pursuant to the United Kingdom Companies Act 1985 (as amended from time to time and including any statutory modification or reenactment thereof, the "Companies Act") or the Articles of Association of the Company. In the Deposit Agreement each Holder acknowledges that it understands that failure to comply with a Disclosure Notice may result in the imposition of sanctions against the holder of the Shares in respect of which the non-complying person is or was, or appears to be or has been, interested as provided in the Companies Act and the Articles of association which currently include, the withdrawal of the voting rights of such Shares and the imposition of restrictions on the rights to receive dividends on and to transfer such Shares. In addition, in the Deposit Agreement each Holder agrees to comply with the provisions of the Companies Act with regard to the notification to the Company of interests in Shares, which currently provide, inter alia, that any Holder who is or becomes directly or indirectly interested (within the meaning of the Companies Act) in 3% or more of the outstanding Shares, or is aware that another person for whom is holds such ADRs is so interested, must within two business days after becoming so interested or so aware (and thereafter in certain circumstances upon any change to the particulars previously notified) notify the Company as required by the Companies Act.

Record Dates

         The Depositary may, after consultation with the Company, if practicable, fix a record date (which shall be as near as practicable to any corresponding record date set by the Company) for the determination of the Holders who shall be entitled to receive any distribution on or in respect of Deposited Securities, to give instructions for the exercise of any voting rights, to receive any notice or to act in respect of other matters and only such Holders shall be so entitled.

Voting of Deposited Securities

         As soon as practicable after receipt from the Company of notice of any meeting or solicitation of consents or proxies of holders of Shares or other Deposited Securities, the Depositary shall mail to Holders a notice stating (i) such information as is contained in such notice and any solicitation materials,
(ii) that each Holder on the record date set by the Depositary therefor will be entitled to instruct the Depositary as to the exercise of the voting rights, if any, pertaining to the Deposited Securities represented by the ADSs evidenced by such Holder's ADRs and (iii) the manner in which such instruction may be given, including instructions to give a discretionary proxy to a person designated by the Company. Upon receipt of instructions of a Holder on such record date in the manner and on or before the date established by the Depositary for such purpose, the Depositary shall endeavor insofar as practicable and permitted under the provisions of or governing Deposited Securities to vote or cause to be voted (or to grant a discretionary proxy to a person designated by the Company to vote in accordance with (iii) above) the Deposited Securities represented by the ADSs evidenced by such Holder's ADRs in accordance with such instructions. The
Depository will not itself exercise any voting discretion in respect of any Deposited Securities.

Inspection of Transfer Books

         The Deposit Agreement provides that the Depositary will keep books at its Transfer Office for the registration, registration of transfer, combination and split-up of ADRs, which at all reasonable times will be open for inspection by the Holders and the Company for the purpose of communication with Holders in the interest of the business of the Company or a matter related to the Deposit Agreement.

Reports and Other Communications

         The Depositary shall make available for inspection by Holders at the Transfer Office any reports and communications received from the Company which are both (i) received by the Depositary as the holder of the Deposited Securities and (ii) made generally available to the holders of such Deposited Securities by the Company. The Depositary shall also send to the Holders copies of such reports when furnished by the Company. Any such reports and communications furnished to the Depositary by the Company shall be furnished in English.

         On or before the first date on which the Company makes any communication available to holders of Deposited Securities or any securities regulatory authority or stock exchange, by publication or otherwise, the Company shall transmit to the Depositary and the Custodian a copy of the notice thereof (in English) in the form given or to be given to holders of Shares or other Deposited Securities. The depositary will, at the Company's expense, arrange for the prompt mailing of copies thereof to al Holders. In connection with any registration statement under the Securities Act relating to the ADRs or with any undertaking contained therein, the Company and the Depositary shall each furnish to the other and to the Commission or any successor governmental agency such information as shall be required to make such filings or comply with such undertakings. The Company has delivered to the Depositary, the Custodian and any Transfer Office, a copy of all provisions of or governing the Shares and any other Deposited Securities issued by the Company or any affiliate of the Company and, promptly upon any change thereto, the Company shall deliver to the Depositary, the Custodian and any Transfer Office, a copy of such provisions as so changed. The Depositary and its agents may rely upon the Company's delivery thereof for all purposes of the Deposit Agreement.

Changes Affecting Deposited Securities

         Subject to the terms and conditions of the Deposit Agreement, the Depositary may, in its discretion, amend the form of ADR or distribute additional or amended ADRs (with or without calling the ADRs for exchange) or cash, securities or property on the record date set by the Depositary therefor to reflect any change in par value, split-up, consolidation, cancellation or other reclassification of Deposited Securities, any Share Distribution or Other Distribution not distributed to Holders or any cash, securities or property available to the Depositary in respect of Deposited Securities from (and, in the Deposit Agreement, the Depositary is authorized to surrender any Deposited Securities to any person and to sell by public or private sale any property received in connection with) any recapitalization, reorganization, merger, consolidation, liquidation, receivership, bankruptcy or sale of all or substantially all the assets of the Company, and to the extent the Depositary does not so amend the ADR or make a distribution to Holders to reflect any of the foregoing, or the net proceeds thereof, whatever cash, securities or property results from any of the foregoing shall constitute Deposited Securities and each ADS shall automatically represent its pro rata interest in the Deposited Securities as then constituted.

Amendment and Termination of Deposit Agreement

         The ADRs and the Deposit agreement may be amended by the Company and the Depositary, provided that any amendment that imposes or increases any fees or charges (other than stock transfer or other taxes and other governmental charges, transfer or registration fees, cable, telex or facsimile transmission costs, delivery costs or other such expenses), or that shall otherwise prejudice any substantial existing right of Holders, shall become effective 30 days after notice of such amendment shall have been given to the Holders. Every Holder of an ADR at the time any amendment to the Deposit Agreement so becomes effective shall be deemed, by continuing to hold such ADR, to consent and agree to such amendment and to be bound by the Deposit Agreement as amended thereby. In no event shall any amendment impair the right of the Holder of any ADR to surrender such ADR and receive the Deposited securities represented thereby, except in order to comply with mandatory provisions of applicable law.

         The Depositary may, and shall at the written direction of the Company, terminate the Deposit Agreement and the ADRs by mailing notice of such termination to the Holders at least 30 days prior to the date fixed in such notice for such termination. After the date so fixed for termination, the Depositary and its agents will perform no further acts under the Deposit Agreement and the ADRs, except to advise Holders of such termination, receive and hold (or sell) distributions on Deposited Securities and deliver Deposited Securities being withdrawn. as soon as practicable after the expiration of six months from the date so fixed for termination, the depositary shall sell the Deposited Securities and shall thereafter (as long as it may lawfully do so) hold in a segregated account the net proceeds of such sales, together with any other cash then held by it under the Deposit Agreement, without liability for interest, in trust for the pro rata benefit of the Holders not theretofore surrendered. Deposit Agreement, without liability for interest, in trust for the pro rata benefit of the Holders not theretofore surrendered. After making such sale, the Depositary shall be discharged from all obligations in respect of the Deposit Agreement and the ADRs, except to account for such net proceeds and other cash. After the date so fixed for termination, the Company shall be discharged from all obligations under the Deposit Agreement except for its obligations to the depositary and its agents.

Charges of Depositary

         The Depositary may charge each person to whom ADRs are issued against deposits of Shares including deposits in respect of Share Distributions, Rights and Other Distributions and each person surrendering ADRs for withdrawal of Deposited Securities, $5.00 for each 100 ADSs (or portion thereof) evidenced by the ADRs delivered or surrendered. The Company will pay all other charges and expenses of the Depositary and any agent of the Depositary (except the Custodian) pursuant to agreements from time to time between the Company and the Depositary, except (i) stock transfer or other taxes and other governmental charges (which are payable by Holders or persons depositing Shares), (ii) cable, telex and facsimile transmission and delivery charges incurred at the request of persons depositing, or Holders delivering Shares, ADRs or Deposited Securities (which are payable by such persons or Holders), (iii) transfer or registration fees for the registration of transfer of Deposited Securities on any applicable register in connection with the deposit or withdrawal of Deposited Securities (which are payable by persons depositing Shares or Holders withdrawing Deposited securities; there are no such fees in respect of the Shares as of the date of the Deposit Agreement) and (iv) expenses of the Depositary in connection with the conversion of foreign currency into dollars (which are paid out of such foreign currency).

Liability of Holders for Taxes

         If any tax or other governmental charge shall become payable by or on behalf of the Custodian or the Depositary with respect to the ADRs, any
Deposited Securities represented by the ADSs evidenced thereby or any distribution thereon, such tax or other governmental charge shall be paid by the Holder thereof to the Depositary. The Depositary may refuse to effect any registration, registration of transfer, split-up or combination thereof or, subject to the terms and conditions of the Deposit Agreement, any withdrawal of such Deposited Securities until such payment is made. The Depositary may also deduct from any distributions on or in respect of Deposited Securities, or may sell by public or private sale for the account of the Holder thereof any party or all of such Deposited

Securities (after attempting by reasonable means to notify the Holder thereof prior to such sale), and may apply such deduction or the proceeds of any such sale in payment of such tax or other governmental charge, the Holder thereof remaining liable for any deficiency, and shall reduce the number of ADSs evidenced thereby to reflect any such sales of Deposited Securities. In connection with any distribution to Holders, the Company will remit to the appropriate governmental authority or agency all amounts (if any) required to be withheld and owing to such authority or agency by the Company; and the Depositary and the Custodian will remit to the appropriate governmental authority or agency all amounts (if any) required to be withheld and owing to such authority or agency by the Depositary or the Custodian. If the Depositary determines that any distribution in property other than cash (including Shares or rights) on Deposited Securities is subject to any tax that the Depositary or the Custodian is obligated to withhold, the depositary may dispose of all or a portion of such property in such amounts and in such manner as the depositary deems necessary and practicable to pay such taxes, by public or private sale, and the Depositary shall distribute the net proceeds of any such sale or the balance of any such property after deduction of such taxes to the Holders entitled thereto.

General Limitations

         The ADRs provide that the Depositary, the Company, their agents and each of them shall: (i) incur no liability (a) if any present or future law, regulation or any country or of any governmental or regulatory authority or stock exchange, the provisions of or governing any Deposited Security, act of God, war or other circumstance beyond its control shall prevent, delay or subject to any civil or criminal penalty any act which the Deposit Agreement or the ADRs provides shall be done or performed by it, or (b) by reason of any exercise or failure to exercise any discretion given it in the Deposit Agreement or the ADRs; (ii) assume no liability except to perform its obligations to the extent they are specifically set forth in the ADRs and the Deposit Agreement without gross negligence or bad faith; (iii) be under no obligation to appear in, prosecute or defend any action, suit or other proceeding in respect of any Deposited Securities or the ADRs; or (iv) not be liable for any action or inaction by it in reliance upon the advice of or information from legal counsel, accountants, any person presenting Shares for deposit, any Holder, or any other person believed by it to be competent to give such advice or information. The Depositary, its agents and the Company may rely and shall be protected in acting upon any written notice, request, direction or other document believed by them to be genuine and to have been signed or presented by the proper party or parties. The Depositary and its agents will not be responsible for any failure to carry out any instructions to vote any of the Deposited Securities, for the manner in which any such vote is cast or for the effect of any such vote. The Depositary and its agents may own and deal in any class of securities of the Company and its affiliates and in ADRs. The Company has agreed to indemnify the Depositary and its agents under certain circumstances and the Depositary has agreed to indemnify the Company against losses incurred by the Company to the extent such losses are due to the negligence or bad faith of the Depositary. Notwithstanding the foregoing, no disclaimer of liability under the Securities Act is intended by any provision of the ADRs.

         Prior to the issue, registration, registration or transfer, split-up or combination of any ADR, the delivery of any distribution in respect thereof, or, subject to the terms and conditions of the Deposit Agreement, the withdrawal of any Deposited Securities, the Company, the Depositary or the Custodian may require: (i) payment with respect thereto of (a) any stock transfer or other tax or other governmental charge, (b) any stock transfer or registration fees in effect for the registration of transfers of Shares or other Deposited Securities upon any applicable register, and (c) any applicable charges as provided in the Deposit Agreement; (ii) the production of proof satisfactory to it of (a) the identity and genuineness of any signature and (b) such other information, including without limitation, information as to citizenship, residence, exchange control approval, beneficial ownership of any securities, compliance with applicable law, regulations, provisions of or governing Deposited Securities and terms of the Deposit Agreement and the ADRs, as it may deem necessary or proper; and (iii) compliance with such regulations as the Depositary may establish consistent with the Deposit Agreement. The issuance of ADRs, the acceptance of deposits of Shares, the registration, registration of transfer, split-up or combination of ADRs or, subject to the terms of the Deposit Agreement, the withdrawal of Deposited Securities may be suspended, generally or in particular instances, when the ADR register for Deposited Securities is closed or when any such action is deemed advisable by the Depositary or the Company.

Governing Law

         The Deposit Agreement is governed by and shall be construed in accordance with the laws of the State of New York.

Bank of New York

         The Depositary is The Bank of New York, a New York banking corporation, which has its principal office located in New York, New York. The Bank of New York is a commercial bank offering a wide range of banking and trust services to its customers in the New York metropolitan area, throughout the United States and around the world.

                                                      PART IV

Item 17/18

         Financial Statements

         The following financial statements are included herein:

         Consolidated Statement of Operations.

         Consolidated Balance Sheets.

         Consolidated Cash Flow Statements.

         Notes to the Consolidated Financial Statements

                                                    SIGNATURES


         In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


Dated:   May 15, 1998                        INDEPENDENT ENERGY HOLDINGS, PLC



                                     By: /s/Burt H. Keenan
                                          President and Chief Executive Officer

         The undersigned depository signs this registration statement with regard to the description of the ADRs and the Depository Shares.

Dated:   March __, 1998                     BANK OF NEW YORK, as Depository


                                               By:

                                                   Exhibit Index

                                             Registration Statement on

                                          Independent Energy Holdings plc

                                                     Form 20-F


1.       Memorandum and Articles of Association of the Company (P)

2.       Accession Agreement to the Pooling and Settlement Agreement (P)

3. Carried Interest Agreement between Independent Energy UK Limited and Altwood Petroleum Limited dated
         May 21, 1996 (P)

4. Hive-up Agreement dated May 14, 1996 between Eukan Energy Limited and Independent Energy UK
         Limited (P)

5. Hive-up Agreement dated May 14, 1996 between Elswick Petroleum Limited and Independent Energy UK
         Limited (P)

6. Second Tier License to Supply Electricity for Independent Energy UK Limited dated March 7, 1996 (P)

7. Loan Note Instrument dated June 30, 1997 by the Company with respect to(pound)3,000,000 10% unsecured Notes due 2002 (P)

8. Warrant Instrument dated June 30, 1997 by the Company with respect to 300,000 Warrants to purchase ordinary shares (P)

9. Credit Agreement dated September 5, 1997 between the Company, Independent Energy UK Limited Barclays
         Bank PLC and several lenders (P)

10. Master Equipment Lease Agreement dated April 19, 1996 between Machinery Acceptance Corporation and
         Independent Energy UK Limited (P)

11. Form of Depository Agreement with Bank of New York with respect to American Depository Receipts (P)

12. Master Finance Lease Agreement dated June 17, 1997 between debis Financial Services Limited and
         Independent Energy UK Limited (P) (Filed with amendment no. 1)

13. Lease Master Agreement dated October 30, 1997 between ING Lease (UK) Limited and Independent Energy
         UK Limited (P) (Filed with amendment no. 1)

                                            Independent Energy Holdings plc
                                 Index to Consolidated Financial Statements


Statement of Directors' Responsibilities....................................................................................    F-2
Report of Independent Public Accountants....................................................................................    F-3
Consolidated Statements of Operations.......................................................................................    F-4
Consolidated Balance Sheets.................................................................................................    F-5
Consolidated Cash Flow Statements...........................................................................................    F-6
Notes to the Consolidated Financial Statements..............................................................................    F-7


                                            Independent Energy Holdings plc
                                       Statement of Directors' Responsibilities

The following statement, which should be read in conjunction with the report of Independent Public Accountants set out on page F-3, is made with a view to distinguishing for shareholders the respective responsibilities of the Directors and of the auditors in relation to the consolidated financial statements.

The Directors are required by UK company law to prepare financial statements for each fiscal period that give a true and fair view of the state of affairs of the Company and Subsidiaries as at the end of the fiscal period and of the profit or loss and cash flows for that period.

The Directors confirm that suitable accounting policies have been used and applied consistently, and that reasonable and prudent judgements and estimates have been made in the preparation of the financial statements. The Directors also confirm that applicable accounting standards have been followed and that the financial statements have been prepared on a going concern basis.

The Directors are responsible for keeping proper accounting records, for safeguarding the assets of the Company and Subsidiaries and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

[GRAPHIC OMITTED]  [GRAPHIC OMITTED]

                             Independent Energy Holdings plc and Subsidiaries
                                Report of Independent Public Accountants

To the Board of Directors and the Shareholders of Independent Energy Holdings plc:

We have audited the consolidated balance sheets of Independent Energy Holdings plc and subsidiaries, as defined in Note 2 to these financial statements, as of 30 June 1997 and 1996, and December 31, 1995, and the related consolidated statements of operations and cash flows for the years ended 31 December 1995 and 1994, the six months ended 30 June 1996 and the year ended 30 June 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the United Kingdom, which are substantially the same as auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Independent Energy Holdings plc and subsidiaries as of June 30, 1997 and 1996, and December 31, 1995, and the results of their operations and their cash flows for the years ended 31 December 1995 and 1994, the six months ended 30 June 1996 and the year ended 30 June 1997 in accordance with generally accepted accounting principles in the United Kingdom.

Accounting principles generally accepted in the United Kingdom vary in certain respects from accounting principles generally accepted in the United States. The application of the latter would have affected the determination of net results, shareholders' funds and cash flows for the two years ended 31 December 1995 and 1994, the six months ended 30 June 1996 and the year ended 30 June 1997, to the extent summarized in Notes 30 and 31 to the consolidated financial statements.

Pannell Kerr Forster
Chartered Accountants and Registered Auditors


5 March 1998
Nottingham, England



                                              Independent Energy Holdings plc
                                                  and Subsidiary Undertakings

                                                Consolidated Statements of Operations

                                                                Six Months
                                                  Year ended       Ended             Year Ended             Six Months Ended
                                                   June 30,      June 30,           December 31,              December 31,

All amounts stated in pounds sterling
except per share data                      Note      1997          1996           1995         1994         1997         1996


                                                                                                          (Unaudited)   (Unaudited)
Turnover            - Continuing               4    11,127,164       173,701        4,701            --    22,784,166    2,757,467
                    - Discontinued             4            --            --           --       118,589            --           --
Cost of sales                                     (10,872,238)     (171,448)           --     (127,327)  (22,315,909)  (2,700,935)


Gross profit                                           254,926         2,253        4,701       (8,738)       468,257       56,532
Depreciation and amortization              11/12     (141,850)       (5,681)      (2,858)      (39,674)      (89,000)     (80,499)
Administrative expenses                            (1,363,343)     (492,199)     (90,915)      (55,367)     (872,258)    (641,041)


Operating loss      - Continuing               4   (1,250,267)     (495,627)     (89,072)            --     (493,001)    (665,008)
                    - Discontinued             4            --            --           --     (103,779)            --           --
Exceptional items                              9            --     (460,983)           --       168,191            --           --
Interest income                                7       189,071        65,417       24,029         4,081        72,301      123,493
Interest expense                               7     (120,397)            --           --         (806)      (43,254)     (55,687)


(Loss)/profit on ordinary activities
  before taxation                              8   (1,181,593)     (891,193)     (65,043)        67,687     (463,954)    (597,202)
Tax on loss on ordinary activities                          --            --        5,576       (9,000)            --           --


Retained (loss)/profit for the period              (1,181,593)     (891,193)     (59,467)        58,687     (463,954)    (597,202)



Basic earnings (losses) per share             10        (9.0)p        (9.9)p     (176.8)p        187.4p        (2.8)p       (4.5)p

Movements on reserves are set out in note 19.

There are no material difference between results calculated on an historical cost basis and those reported above.

The results for the period reflect all recognized gains and losses.


















                             The  accompanying  notes  are an  integral  part of
these financial statements.


                                                 Independent Energy Holdings plc
                                                     and Subsidiary Undertakings

                                                     Consolidated Balance Sheets

                                                                                      June 30,                December 31,


                                                                       Note       1997         1996         1995          1997


All amounts stated in pounds sterling                                                                                   (Unaudited)

Fixed Assets
Intangible assets                                                         11    1,544,689       897,184       657,757    2,151,420
Tangible assets                                                           12    8,503,781     1,155,450       707,436   16,518,809

Current Assets
Debtors:
Amounts due within one year                                               14    4,880,460       301,048        54,688    8,406,272
Investment                                                                13           --     4,300,154            --           --
Cash at bank and in hand                                                        1,923,005     1,341,204     1,633,183    2,055,965


                                                                                6,803,465     5,942,406     1,687,871   10,462,237
Creditors
Amounts falling due within one year                                       15  (3,956,441)     (377,813)      (69,336)  (10,002,168)



Net current assets                                                              2,847,024     5,564,593     1,618,535      460,069
------------------



Total Assets less Current Liabilities                                          12,895,494     7,617,227     2,983,728   19,130,298
Creditors
Amounts falling due after more than one year                              16  (5,937,925)     (830,212)            --  (10,188,035)



Net Assets                                                                      6,957,569     6,787,015     2,983,728    8,942,263



Capital and Reserves
Called up share capital                                                   18      149,914       131,248        40,623      176,230
Capital reserve                                                           19           --            --       543,946           --
Share premium account                                                     19    8,044,482     6,711,001     2,524,143   10,466,814
Profit and Loss account                                                   19  (1,236,827)      (55,234)     (124,984)  (1,700,781)



Shareholders' Funds                                                       20    6,957,569     6,787,015     2,983,728    8,942,263















                             The  accompanying  notes  are an  integral  part of
these financial statements.



                                                   Independent Energy Holdings plc
                                                     and Subsidiary Undertakings

                                                  Consolidated Cash Flow Statements

                                                                Six Months
                                                  Year ended       Ended             Year Ended             Six Months Ended
                                                   June 30,      June 30,           December 31,              December 31,

All amounts stated in pounds sterling
                                                     1997          1996           1995         1994         1997         1996


Reconciliation of operating (losses) to net cash                                                          (Unaudited)   (Unaudited)
(outflow) from operating activities
       Operating (loss)                            (1,250,267)     (495,627)     (89,072)     (103,779)     (493,001)    (665,008)
       Depreciation, amortization
         and result on asset sales                     146,991         3,875        2,858        39,674        89,000       80,499
       Changes in debtors                          (3,931,165)     (246,360)     (14,219)       139,467   (3,525,812)  (2,381,720)
       Changes in creditors                          2,695,153       229,938        8,437     (112,454)     3,500,685      956,591
       Exchange movements                             (39,535)        23,693           --            --        13,891    (195,951)


       Net cash outflow from operating
         activities                                (2,378,823)     (484,481)     (91,996)      (37,092)     (415,237)  (2,205,589)

Returns on investments and servicing of finance
       Interest received                               189,071        41,724       24,029         4,081        67,763      125,951
       Interest paid                                  (80,862)            --           --         (806)      (43,254)     (53,820)


                                                       108,209        41,724       24,029         3,275        24,509       72,131

Taxation
       Tax paid                                             --            --      (3,424)            --            --           --

Capital expenditure
       Purchase of tangible fixed assets           (3,759,500)            --     (56,343)     (425,744)   (4,986,627)    (438,769)
       Purchase of intangible fixed assets                  --     (212,199)    (316,600)      (95,302)     (329,040)    (225,129)
       Sale of tangible assets                              --         6,000           --       354,196            --           --


                                                   (3,759,500)     (206,199)    (372,943)     (166,850)   (5,315,667)    (663,898)

Management of liquid resources
       Purchase of commercial paper                         --   (4,300,154)           --            --            --           --
       Sale of commercial paper                      4,300,154            --           --            --            --           --


                                                     4,300,154   (4,300,154)           --            --            --           --

Financing
       Proceeds from exercised share warrants               --            --       32,101            --            --           --
       Issue of ordinary share capital               1,352,147     5,000,000    1,906,621            --     2,500,000           --
       Less issue costs                                     --     (305,520)           --            --      (51,352)           --
       Issue of loan notes                           1,400,000            --           --            --            --           --
       New loans due within one year                        --            --       50,494       286,026     1,000,000           --
       New loans due in over one year                       --            --           --            --     2,430,000           --
       Loan repayments                                      --            --           --      (33,852)            --           --
       Capital element of finance lease
         repayments                                  (440,386)      (37,349)           --            --      (39,293)     (37,535)


                                                     2,311,761     4,657,131    1,989,216       252,174     5,839,355     (37,535)
(Decrease)/increase in cash in the period              581,801     (291,979)    1,544,882        51,507       132,960  (2,834,891)


                             The  accompanying  notes  are an  integral  part of
these financial statements.

                                            Independent Energy Holdings plc
                                  Notes to the Consolidated Financial Statements


1.       Nature of Business and Organization

Independent Energy Holdings Plc and subsidiary undertakings ("the Company") generates and markets electricity, currently only operating in the United Kingdom. All amounts throughout this document are stated in pounds sterling unless otherwise specified.

2.       Basis of Presentation

The consolidated financial statements include Independent Energy Holdings plc and its wholly-owned subsidiary, Independent Energy UK Limited and the predecessor companies (International Petroleum Service Company, Eukan Energy Limited and Elswick Petroleum Limited).

Independent Energy UK Limited ("IEUK") was incorporated in March 1995, and on 17 April 1995 it acquired by share exchange 100% interests in International Petroleum Service Company ("IPSCo") a company incorporated in the State of Delaware, Eukan Energy Limited ("Eukan") a company incorporated in the United Kingdom and being a 95% owned subsidiary of IPSCo, and Elswick Petroleum Limited ("Elswick") also incorporated in the United Kingdom. IPSCo, Eukan and Elswick are subsequently referred to as "the subsidiaries." This acquisition was effected by the issue of shares in IEUK on the following basis:

         (i) 1 share in IEUK for each share in IPSCo (ii) 28 shares in IEUK for the 5% minority stake in Eukan (iii) 1 share in IEUK for every 35 shares in Elswick

Following the share exchanges, the reorganization was accounted for under UK GAAP merger accounting principles, which is substantially the same as the pooling of interests method of accounting under US GAAP. This method was adopted due to the common ownership and management control of IEUK and the subsidiaries since their inception. The accounts of the entities that were acquired are consolidated in the accompanying financial statements using historical data, for the accounting periods ending 31 December 1994 and 1995. All significant intercompany accounts and transactions have been eliminated.

On 1 January 1996, all trade and assets of the subsidiaries were transferred to IEUK, and the now dormant companies were sold at net asset value.

In March 1996, Independent Energy Holdings plc ("IEH") was incorporated to float on the Alternative Investment Market in the UK in order to raise funds for expansion. On 31 May 1996 it acquired by share exchange, a 100% interest in IEUK. Both the asset transfer and the acquisition of IEUK were accounted for under UK GAAP acquisition accounting principles, which are substantially the same as the purchase method of accounting under US GAAP. The accounts of IEH and IEUK are consolidated in the accompanying financial statements using both historical and fair value data, for the accounting periods ending 30 June 1996 and 1997, following a change in accounting reference date from 31 December to 30 June. The results for 1996 therefore show a six month period only.

Under US GAAP, where an entity qualifies for the pooling of interests accounting method, consolidated financial statements must be prepared on that basis, reflecting all transactions at historical cost. This differs from UK GAAP where an entity can choose either accounting method. We have therefore reconciled the consolidated financial statements prepared under UK GAAP with the consolidated financial statements prepared under US GAAP for each of the accounting periods ending on 30 June 1996 and 1997 in Notes 30 and 31.

3.       Accounting Policies

The financial statements are prepared in accordance with generally accepted accounting principles in the United Kingdom ("UK GAAP"). A summary of the more important accounting policies, which have been applied consistently, is set out below.

The most significant differences between the accounting principles followed by the Company and generally accepted accounting principles in the United States ("US GAAP") are described in Notes 30 and 31.

                                 Independent Energy Holdings plc
                               Notes to the Consolidated Financial Statements


3.       Accounting Policies - continued

a)       Basis of Accounting

These financial statements are prepared under the historical cost convention.

b)       Development

Expenditure on development of production facilities is capitalized to be matched with future revenue.

The cost incurred relates to the development of natural gas fields in order to facilitate commercial production of proven reserves which are used as the fuel source for generation plants producing electricity and are included as intangible assets.


The Company follows the full cost method of accounting for gas properties. Accordingly, all costs associated with acquisition, exploration, and development of gas reserves, including directly related overhead costs, are capitalized. All capitalized costs of gas properties are amortized on the unit-of-production method using estimates of proved reserves. Investments in unproved properties and major development projects are not amortized until proved reserves associated with the projects can be determined or until impairment occurs. If the results of an assessment indicated that the properties are impaired, the amount of the impairment is added to the capitalized costs to be amortized. In addition, the capitalized costs are subject to a "ceiling test", which basically limits such costs to the aggregate of the "estimated present value", discounted at a 10 percent interest rate of future net revenues from proved reserves, based on current economic and operating conditions, plus the lower of cost or fair market value of unproved properties.

Sales of proved and unproved properties are accounted for as adjustments of capitalized costs with no gain or loss recognized, unless such adjustments would significantly alter the relationship between capitalized costs and proved reserves of gas, in which case the gain or loss is recognized in income. Abandonments of properties are accounted for as adjustments of capitalized costs with no loss recognized.

The Company capitalizes interest on expenditures made in connection with exploration and development projects not subject to current amortization. Interest is capitalized only for the period that activities are in progress to bring these projects to their intended use.



c)       Depreciation and Amortization

Tangible fixed assets are written off over their estimated useful lives on a straight line basis at the following annual rates:

         Plant and machinery   10 percent on cost less estimated residual value
         Office equipment           33 percent on cost

Assets in the course of construction are the generation plants including the generators, well development and related piping and cable connections which are depreciated over their estimated useful lives from the date of completion.

Intangible fixed assets are amortized on straight line basis over the expected productive life of the related proven resources when placed in operation. The proven resources are determined annually by third party petroleum consultants. The amortization expense under the straight line basis approximates the units of production basis.

The Company periodically assesses whether any events or changes in circumstances have occurred that would indicate that the carrying amount of long-lived assets may not be recoverable.

d)       Leasing

Assets acquired under finance leases are capitalized and depreciated over their estimated useful lives. The interest element of the finance lease rental payments are charged to the profit and loss account over the life of the lease.

Rentals payable under operating leases are charged to the profit and loss account as incurred.

e)       Turnover


Turnover (revenue) is recognized monthly based on the electricity consumed by customers based on month end meter readings.


f)       Foreign Currency Translation

The translation of foreign currency transactions is dealt with as follows:

(i) non-monetary assets and liabilities at the balance sheet date are translated at the rate ruling on the date on which the transaction occurred:
(ii) monetary assets and liabilities at the balance sheet date are translated at the rate ruling at that date;
(iii) transactions regarding turnover and operating expenses occurring during the period, settled in sterling, are translated at the rate ruling on the date on which the transaction occurred; and
(iv) transactions regarding turnover and operating expenses occurring during the period, settled in foreign currency, are translated at the average rate.

                                       Independent Energy Holdings plc
                               Notes to the Consolidated Financial Statements


3.       Accounting Policies - continued

(g)      Deferred Taxation

Tax deferred or accelerated is accounted for in respect of all material timing differences to the extent that it is probable that a liability or asset will crystalize. The amount of such tax is based on expected effective tax rates, and future changes in tax laws and rules are not anticipated for this purpose.

(h)      Interim Financial Data

In the opinion of the management of the Company, the accompanying unaudited financial statements are prepared in accordance with accounting principles generally accepted in the United Kingdom ("UK GAAP") which differ in certain respects from US generally accepted accounting principles ("US GAAP"). A summary of the significant differences is set forth in Notes 30 and 31 to the Consolidated Financial Statements. The unaudited financial statements contain all adjustments (consisting of only normal recurring adjustments) necessary to present fairly the financial position of the Company as of December 31, 1997, and the results of operations and cash flows for the six months ended December 31, 1997 and 1996. The results of operations and cash flows for the six months ended December 31, 1997, are not necessarily indicative of the results of operations or cash flows which may be reported for the remainder of fiscal 1998 or any subsequent period.

4.       Segmental Information

The Company has operated in two distinct business segments during the period covered by these Consolidated Financial Statements. The Company was engaged in oil and gas servicing until March 1994 when the majority of the operational assets were sold. The activities of this segment have been disclosed as a discontinued activity.

No one customer represents a significant element of turnover.

5.       Directors

Directors' Remuneration

                                               Six Months
                                                     Ended      Year Ended
                                                   June 30,      June 30,                  Year Ended June 30, 1997


                                                                                                                        Pension
                                                     1996          1997          Salary        Fees       Benefits   Contributions


Executive Directors

B.H. Keenan                                                 --            --           --            --            --           --
J.W. Jarrell                                                --            --           --            --            --           --
J.L. Sulley                                             33,343        82,000       66,000            --         6,100        9,900
W.E. Evans                                               2,120         5,700           --            --         5,700           --
Dr. R.E. Jones                                           7,864        74,800       60,000            --         5,800        9,000
Non-Executive Directors
R.W. Deakin                                             13,900        10,600           --        10,600            --           --
D.O. May                                                 7,776        11,249           --        11,249            --           --


                                                         65,003      184,349      126,000        21,849        17,600       18,900


                                                                                   36,000        21,676         7,327           --



The directors received no remuneration in the years ended December 31, 1995 and 1994.

                                      Independent Energy Holdings plc
                                  Notes to the Consolidated Financial Statements



5.       Directors - continued

Directors Interests in Contracts

During the periods the Company received consultancy services from directors. These transactions were in the normal course of trading and amounted to:

                                                 Year Ended         Six Months Ended
                                                  June 30,              June 30,                   Year Ended December 31,


                                                    1997                   1996                  1995                   1994


B.H. Keenan                                             40,213                 19,933                     --                    --
W.E. Evans                                              44,983                 22,601                 24,000                14,521
J.W. Jarrell                                            25,133                 13,269                  1,282                    --
J.L. Sulley                                                 --                     --                  3,000                    --


                                                       110,329                 55,803                 28,282                14,521



Directors' Interests

The beneficial interests of the Directors in the ordinary shares of 1p of IEH are as follows:

                                                                                        Date of         June 30,         June 30,
                                                                                      Appointment         1997             1996


B.H. Keenan                                                                          April 16, 1996     2,382,100         2,380,000
J.W. Jarrell                                                                         April 16, 1996       180,300           180,200
J.L. Sulley                                                                          April 16, 1996        60,000            60,000
W.E. Evans                                                                           April 16, 1996         5,600             5,600
Dr. R.E. Jones                                                                       April 16, 1996        60,000            60,000
R.W. Deakin                                                                          April 16, 1996        68,200            68,200
D.O. May                                                                             April 16, 1996        50,000           50,,000

B.H. Keenan is a beneficial owner of Leeward Investments Limited, a company which holds 1,742,800 ordinary shares of his total shareholding of 2,382,100 shown above.

The holding of ordinary shares in which R.W. Deakin has interests is held by Southern Geophysical Pension Fund of which he is a beneficiary.

The beneficial interests of the directors in the (pound)1 ordinary shares of IEUK are as follows:



                                                                                                Date of              December 31,
                                                                                              Appointment                1995


B.H. Kennan                                                                                  April 4, 1995     3,196
J.W. Jarrell                                                                                 April 4, 1995       901
J.L. Sulley                                                                                  December 7, 1995                   250
W.E. Evans                                                                                   April 6, 1995        28
R.W. Deakin                                                                                  April 2, 1995       341
D.O. May
                                                                                            December 7, 1995                    250


Due to the changes in capital  structure  of the business in 1995 (refer to Note
2) there are no relevant comparable directors interests relating to 1994.

                                                Independent Energy Holdings plc
                                 Notes to the Consolidated Financial Statements


5.       Directors - continued

Directors Interests in Share Options

The Directors interests in share options as of June 30, 1997 and 1996 are as follows:


                                     Exercise Price            Number of Shares          Exercisable Dates


B.H. Keenan                                31.25p                    45,400              Jan. 1, 1997 to Jan. 1, 2001
                                             100p                   600,000              Oct. 21, 1997 to Apr. 28, 2003
J.W. Jarrell                               31.25p                    22,800              Jan. 1, 1997 to Jan. 1, 2001
                                             100p                   100,000              Jan. 1, 1999 to Jan. 1, 2001
J.L. Sulley                                   50p                    60,000              Jan. 1, 1997 to Jan. 1, 2001
                                             100p                   300,000              Jan. 1, 1999 to Jan. 1, 2001
W.E. Evans                                     1p                   295,200              May 28, 1996 to Jan. 1, 2001
                                             100p                   150,000              Jan. 1, 1999 to Jan. 1, 2001
R.E. Jones                                   100p                   300,000              Jan. 1, 1999 to Jan. 1, 2001
D.O. May                                     100p                    50,000              Jan. 1, 1997 to Jan. 1, 2001
R.W. Deakin                                  100p                    50,000              Jan. 1, 1997 to Jan. 1, 2001

The Directors interests in share options as of December 31, 1995 are as follows:

                                     Exercise Price            Number of Shares          Exercisable Dates


B.H. Keenan                     (pound)     62.50                       227              Jan. 1, 1997 to Jan. 1, 2001
                                (pound)    200.00                       500              Jan. 1, 1999 to Jan. 1, 2001
J.W. Jarrell                    (pound)     62.50                       114              Jan. 1, 1997 to Jan. 1, 2001
                                (pound)    200.00                       250              Jan. 1, 1999 to Jan. 1, 2001
J.L. Sulley                     (pound)    100.00                       300              Jan. 1, 1997 to Jan. 1, 2001
                                (pound)    200.00                     1,500              Jan. 1, 1999 to Jan. 1, 2001
W.E. Evans                      (pound)      1.00                     1,476              Jun. 1, 1995 to Jan. 1, 2001
                                (pound)    200.00                       750              Jan. 1, 1999 to Jan. 1, 2001

No granted options have been exercised nor have any expired.

6.       Employees

(a)      Employment costs (including executive directors) consist of:

                                                 Year Ended         Six Months Ended
                                                  June 30,              June 30,                   Year Ended December 31,


                                                    1997                   1996                  1995                   1994


Salaries and wages                                     503,386                130,013                     --                    --
Social security costs                                   49,948                 13,058                     --                    --
Other pension costs                                     66,216                 17,363                     --                    --


                                                       619,550                160,434                     --                    --



                                            Independent Energy Holdings plc
                                  Notes to the Consolidated Financial Statements


6.       Employees - continued

(b)      The average number employed during the periods were:

                                                 Year Ended         Six Months Ended
                                                  June 30,              June 30,                   Year Ended December 31,


                                                    1997                   1996                  1995                   1994


Administration and management                                2                      1                      6                     8
Marketing and development                                   13                      8                     --                    --


                                                            15                      9                      6                     8



7.       Interest Receivable and Payable and Similar Income and Expense

                                                                Six Months
                                                  Year ended       Ended             Year Ended             Six Months Ended
                                                   June 30,      June 30,           December 31,              December 31,


                                                     1997          1996           1995         1994         1997         1996


                                                                                                         (Unaudited)   (Unaudited)
(a)   Interest Receivable and Similar Income:
           Interest receivable                         186,431        41,724       24,029         4,081        67,763      123,493
           Gain on currency conversion                      --        23,693           --            --         4,538           --
           Other                                         2,640            --           --            --            --           --


                                                       189,071        65,417       24,029         4,081        72,301      123,493



                                                                Six Months
                                                  Year ended       Ended             Year Ended             Six Months Ended
                                                   June 30,      June 30,           December 31,              December 31,


                                                     1997          1996           1995         1994         1997         1996


                                                                                                         (Unaudited)   (Unaudited)
(b)   Interest Payable and Similar Expense:
           Interest payable on loans                    70,417            --           --            --        31,081       36,212
           Interest - other                             10,445            --           --           806        12,173           --
           Loss on currency conversion                  39,535            --           --            --            --       19,475


                                                       120,397            --           --           806        43,254       55,687



8. Profit (loss) on ordinary activities before taxation is stated after charging:

                                                                Six Months
                                                  Year ended       Ended             Year Ended             Six Months Ended
                                                   June 30,      June 30,           December 31,              December 31,


                                                     1997          1996           1995         1994         1997         1996


                                                                                                          (Unaudited)   (Unaudited)
Amortization                                            37,692            --           --            --        18,000       18,846
Depreciation of owned assets                           104,158         5,681        2,858        39,674        71,000       61,653
Auditors' remuneration - audit fee                      10,500         9,000        4,500         1,900        13,000        5,250
Auditors' remuneration - other                           3,565            --           --           275         8,000           --
Operating lease rentals                                109,039        28,630           --            --        58,875       43,275



                                               Independent Energy Holdings plc
                                 Notes to the Consolidated Financial Statements


9.       Exceptional items

                                                                Six Months
                                                  Year ended       Ended             Year Ended             Six Months Ended
                                                   June 30,      June 30,           December 31,              December 31,


                                                     1997          1996           1995         1994         1997         1996


                                                                                                          (Unaudited)   (Unaudited)

Profit on sale of fixed assets                              --            --           --       164,858            --           --
Discounts on early repayment of loan                        --            --           --         3,333            --           --
Impairment Loss                                             --     (460,983)           --            --            --           --


                                                            --     (460,983)           --       168,191            --           --



The impairment loss arose out of a project to refurbish a drilling rig for the Company's use in developing the gas licenses. The Company made the decision to abandon this product due to the relatively high refurbishing cost. The drilling rig carrying cost was adjusted to the estimated salvage value. The drilling rig is presently owned by the Company and the Company plans to sell the rig.

10.      Earnings per Share

Basic earnings (losses) per share is based on the profit (loss) after taxation for the periods using weighted average number of ordinary shares in issue, for 1997 - 13,129,914; 1996 - 8,981,076; 1995 - 33,641; and 1994 - 31,314. The
effect of outstanding stock options and warrants is not shown as it is antidilutive.

Six months ended December 31, 1997 and 1996 (unaudited) basic losses per share is based on the weighted average number of ordinary shares in issue for the six months ended December 31, 1997 and 1996 of 16,307,237 and 13,124,800 shares, respectively.

No dividend is proposed.

11.      Fixed Assets - Intangible


Intangible fixed assets are the expenditures related to the acquisition and development of natural gas fields including the applicable interest and overhead costs. The gas produced is used to fuel the generation plants producing electricity and not sold as natural gas. The cost is amortized over the estimated productive life of the producing property based on proven reserves.
 The movement in the account during the periods were:


                                                             June 30,                                   December 31,


                                                    1997                   1996                  1995                   1997


                                                                                                                      (Unaudited)
Cost
         Beginning of period                           897,184                657,757                341,157             1,582,381
         Additions                                     685,197                239,427                316,600               624,731


         End of period                               1,582,381                897,184                657,757             2,207,112


Accumulated amortization
         Beginning of period                                --                     --                     --                37,692
         Charge for the period                          37,692                     --                     --                18,000


         End of period                                  37,692                     --                     --                55,692


Net book value end of period                         1,544,689                897,184                657,757             2,151,420



No interest was capitalized in intangible cost.

                                                Independent Energy Holdings plc
                                 Notes to the Consolidated Financial Statements


12.      Fixed Assets - Tangible

                                                                       Assets in the
                                                   Office                course of              Plant and
                                                  Equipment            Construction             Equipment                Total


Cost
     At January 1, 1995                                  4,263                637,394                 15,748               657,405
     Additions                                              --                 56,343                     --                56,343


     At December 31, 1995                                4,263                693,737                 15,748               713,748
     Additions                                          55,372                863,500                     --               918,872
     Transfers                                              --                 15,748               (15,748)                    --
     Impairment adjustment                                  --              (463,084)                     --             (463,084)
     Disposals                                              --                (7,339)                     --               (7,339)


     At June 30, 1996                                   59,635              1,102,562                     --             1,162,197
     Additions                                          55,788              7,396,701                     --             7,452,489
     Transfers                                              --              (972,059)                972,059                    --


     At June 30, 1997                                  115,423              7,527,204                972,059             8,614,686
     Additions                                          79,646              8,006,382                     --             8,086,028
     Transfers                                              --            (5,631,938)              5,631,938                    --


     At December 31, 1997 (Unaudited)                  195,069              9,901,648              6,603,997            16,700,714


Accumulated Depreciation
     At January 1, 1995                                    457                     --                  2,997                 3,454
     Charge for the year                                   609                     --                  2,249                 2,858


     At December 31, 1995                                1,066                     --                  5,246                 6,312
     Charge for the period                               5,681                     --                     --                 5,681
     Disposals                                              --                     --                (3,145)               (3,145)
     Impairment adjustment                                  --                     --                (2,101)               (2,101)


     At June 30, 1996                                    6,747                     --                     --                 6,747
     Charge for the year                                29,885                     --                 74,273               104,158


     At June 30, 1997                                   36,632                     --                 74,273               110,905
     Charge for the Period                              18,000                     --                 53,000                71,000


     At December 31, 1997 (Unaudited)                   54,632                     --                127,273               181,905


Net book value
     At January 1, 1995                                  3,806                637,394                 12,751               653,951


     At December 31, 1995                                3,197                693,737                 10,502               707,436


     At June 30, 1996                                   52,888              1,102,562                     --             1,155,450


     At June 30, 1997                                   78,791              7,527,204                897,786             8,503,781


     At December 31, 1997 (Unaudited)                  140,437              9,901,648              6,476,724            16,518,809



Interest was capitalized during the year ending December 31, 1995 ((pound)5,494)
 and year ending June 30, 1997 ((pound)33,672). No interest was capitalized in the six month period ending June 30, 1996.

"Assets in the course of construction" includes leased assets totalling (pound)4,383,327 which were acquired in the year ending June 30, 1997.

Plant and equipment includes leased assets totalling (pound)946,100 at June 30, 1997.

                                               Independent Energy Holdings plc
                                 Notes to the Consolidated Financial Statements


12.      Fixed Assets - Tangible - continued

Capital Commitments

The Company has capital commitments of:

                                                             June 30,                                    December 31




                                                    1997                   1996                  1995                   1997


                                                                                                                      (Unaudited)

Contracted but not provided                                 --                 47,920                450,000               525,000



Financing  commitments  have been obtained in order to fund these projects (Note
26).

13.      Fixed Assets - Investments

                                                             June 30,                                    December 31


                                                    1997                   1996                  1995                   1997


                                                                                                                      (Unaudited)
Commercial paper                                            --              4,300,154                     --                    --



Investments were made in commercial paper issued by "blue chip" companies in order to safeguard assets whilst maintaining flexibility yet maximizing returns in the six months ended June 30, 1996.

14.      Debtors

                                                             June 30,                                    December 31


                                                    1997                   1996                  1995                   1997


                                                                                                                      (Unaudited)
Trade Debtors (Note 15)                              2,930,964                 80,396                  5,524             5,388,818
Security Deposits (Note 15)                          1,110,744                     --                     --               750,000
Sundry debtors                                         178,012                     --                     --             1,077,400
Other taxation and social security                     183,242                178,634                 35,524               516,034
Prepayments and accrued income                         477,498                 42,018                 13,640               674,020


                                                     4,880,460                301,048                 54,688             8,406,272



15.      Creditors:  Amounts falling due within one year

                                                             June 30,                                    December 31


                                                    1997                   1996                  1995                   1997


                                                                                                                      (Unaudited)

Trade creditors                                      1,096,051                110,682                 55,958             2,578,327
Trade debtor financing                                 648,247                     --                     --                    --
Other taxation and social security                      20,584                 29,760                    144               200,967
Corporation tax                                             --                     --                     --                    --
Financing due within one year (Note 16)                313,767                 78,539                     --             2,129,217
Accruals and deferred income                         1,877,792                158,832                 13,234             5,093,657


                                                     3,956,441                377,813                 69,336            10,002,168




                                             Independent Energy Holdings plc
                                  Notes to the Consolidated Financial Statements


15.      Creditors:  Amounts falling due within one year - continued

The Company has trade debtor financing available through a bank facility providing for borrowing 80 percent of trade debtor balances. At June 30, 1997 the amount outstanding under this facility was (pound)648,247. There were no balances outstanding under this facility in the other periods.

Included in accruals at June 30, 1997, are energy purchase commitments of (pound)1,070,534 which are secured by the Security Deposits (Note 14).

Included in accruals at December 31, 1997 (unaudited) are energy purchase commitments of (pound)3,924,712 which are secured by a letter of credit of (pound)3,000,000.

16.      Creditors:  Amounts falling due after more than one year

                                                                                               Due between
                                                                        Due within             two & five              Due after
                                                    Total                one year                 years               five years




December 31, 1995                                           --                     --                     --                    --


June 30, 1996
Finance lease - Elswick                                908,751                 78,539                830,212                    --


June 30, 1997
Finance lease - Elswick                                775,198                 79,422                695,776                    --
Finance lease - five generators                      4,076,494                234,345              2,327,533             1,514,616
Unsecured loan notes                                 1,400,000                     --                     --             1,400,000


                                                     6,251,692                313,767              3,023,309             2,914,616


December 31, 1997 (unaudited)
Construction loan                                    3,430,000              1,000,000              2,430,000                    --
Finance lease - Elswick                                745,258                 83,660                661,598                    --
Finance lease - five generators                      4,076,494                479,739              2,428,915             1,167,840
Finance lease - three generators                     2,665,500                565,818              1,568,457               531,225
Unsecured loan notes                                 1,400,000                     --              1,400,000                    --


                                                    12,317,252              2,129,217              8,488,970             1,699,065



The finance lease for Elswick was executed on June 20, 1996 for US $1,466,455. The lease is payable in quarterly payments of US $57,891. The lease is secured by the generation assets located at the Elswick site. The initial term is five years and can be extended an additional five years under similar terms. The Company has the option to purchase the equipment after the first five years for 50% of the original cost of the equipment or after 10 years for US $1.00.

The finance lease was executed on June 17, 1997 for financing of (pound)4,383,327 covering five 2,000 KW natural gas generator systems. The lease is payable in 6 monthly payments of (pound)31,423 commencing 23 July 1997 and then 78 monthly payments of (pound)69,734. The primary term of 7 years can be extended indefinitely for an annual rent of (pound)10,958.

The unsecured Loan Notes were issued by IEH in June 1997. The Loan Notes are repayable in full at December 31, 2002. Interest at 10 percent is payable quarterly commencing June 30, 1997.

Unaudited as of December 31, 1997

                                                Independent Energy Holdings plc
                                  Notes to the Consolidated Financial Statements


16.      Creditors:  Amounts falling due after more than one year - continued

The Company entered into a Credit Agreement on September 5, 1997, with Barclays Bank PLC. The Credit Agreement provides a revolving construction facility of up to (pound)5,000,000 for five years with repayment in quarterly payments of (pound)250,000 commencing March 31, 1998. The Credit Agreement is secured by a debenture on all Company assets other than assets subject to other security agreements. The interest rate is based on the London Inter-bank rate and is currently 10.2%. At December 31, 1997 there was a balance outstanding under the construction facility of (pound)3,430,000.

The Company entered into a finance lease on October 30, 1997, for financing of (pound)2,665,500 covering three 2,000 KW natural gas generator systems. The lease is payable in quarterly payments commencing January 31, 1998 in varying amounts. The primary term of six years can be extended by the Company indefinitely for an annual rent of (pound)6,664.

17.      Provisions for Liabilities and Charges

Deferred taxation

No provisions have been made for deferred taxation in the periods up to June 30, 1997.

                                                                            June 30,                           December 31


                                                                     1997              1996              1995              1997


                                                                                                                        (Unaudited)

Capital Allowances                                                     464,721            65,490               --            750,145
Other timing differences                                               (5,003)                --               --                 --
Losses offset                                                        (459,718)          (65,490)               --          (750,145)


                                                                            --                --               --                 --



At June 30, 1997 the Company had accumulated losses of approximately (pound)5,100,000 to be relieved in the future, of which approximately (pound)1,500,000 have been used to offset the above deferred tax liability. There is no time limitation on using the accumulated losses for UK tax purposes.

18.      Share Capital

a) Year ended June 30, 1997

Authorized:
20,000,000 ordinary shares of 1p each                                                                                       200,000

Issued and fully paid - ordinary shares of 1p each
As at June 30, 1996                                                                                                         131,248
Issued in the year                                                                                                           18,666


As at June 30, 1997                                                                                                         149,914



In June 1997 1,866,648 ordinary shares of 1p each were issued to private investors.

In September 1997 2,631,579 ordinary shares were issued (Note 26).

                                                Independent Energy Holdings plc
                                 Notes to the Consolidated Financial Statements


18.      Share Capital - continued

b) Six months ended June 30, 1996

Authorized:
20,000,000 ordinary shares of 1p each                                                                                       200,000



IEH was incorporated on March 12, 1996 with share capital of 100,000 (pound)1 ordinary shares. On May 21, 1996 the ordinary shares were sub-divided into shares of 1p each and a further 10,000,000 ordinary shares were authorized to increase the share capital to (pound)200,000.

Issued and fully paid
13,124,800 ordinary shares of 1p each                                                                                       131,248



Two shares of (pound)1 each (now 200 shares of 1p each) were issued on formation of IEH  8,124,600  shares of 1p each  were  issued to  acquire  IEUK,  1,772,524 ordinary  shares of 1p each were issued to US private  investors,  and 3,227,476 ordinary  shares  of 1p  each  were  issued  to  investors  on  The  Alternative
Investment Market.

c)       Year ended December 31, 1995

Authorized
1,000,000 ordinary shares of(pound)1 each                                                                                1,000,000



IEUK was incorporated on March 15, 1995, with share capital of 1,000(pound)1 ordinary shares. On 6 April 1995 the authorized share capital was increased to(pound)1,000,000.

Issued and fully paid
40,623 ordinary shares of(pound)1 each                                                                                     40,623



IEUK acquired through a merger, effective April 17, 1995, IPSCo, Eukan (a subsidiary of IPSCo) and Elswick. This merger, including the acquisition of a minority interest, resulted in the issue of 21,625 ordinary shares of (pound)1 each for a total consideration of (pound)21,625, allocated as follows:

         Issue of 17,300 ordinary shares of (pound)1 each to acquire the entire ordinary share capital of IPSCo. Issue of 4,297 ordinary shares of (pound)1 each to acquire the entire ordinary share capital of Elswick. Issue of 28 ordinary shares of (pound)1 each to acquire the 5% minority interest in Eukan Energy Limited, the remaining 95% being owned by IPSCo.

In conjunction with the merger, certain loan and trade creditors of Eukan agreed to convert their debt into equity in IEUK which resulted in the issue of 9,689 ordinary shares of (pound)1 each for a total consideration of (pound)636,520.

In September 1995, a share offer resulted in the issue of 9,309 ordinary shares of (pound)1 each for a total consideration of (pound)1,906,621.

                                                Independent Energy Holdings plc
                                  Notes to the Consolidated Financial Statements


19.      Reserves and Other Shareholders' Funds

As detailed in Note 2 the reporting entity changes from IEU Ltd to IEH plc in the six months ended June 30, 1996. The closing reserves at December 31, 1995 will represent the pre-acquisition reserves on the acquisition of IEU Ltd by IEH plc and hence has been eliminated by acquisition accounting.

                                                                                         Share          Capital         Profit and

                                                                                         Premium         Reserve        Loss Account




January 1, 1995                                                                             68,493             --          (65,517)


Share premium arising on conversion of debt to equity                                      626,831             --                --
Share premium arising on shares issued in period                                         1,897,312             --                --
Total called up share capital and share premium accounts of merger companies              (68,493)        844,722                --
Issue of IEUK shares in exchange for shares in Elswick, Eukan and IPSCo                         --       (21,625)                --
Elimination of Eukan investment acquired from IPSCo                                             --      (279,151)                --
Retained loss for the year                                                                      --             --          (59,467)


At December 31, 1995                                                                     2,524,143        543,946         (124,984)



Share premium arising on share exchange for the acquisition of IEUK                      2,066,523             --                --
Share premium arising on private US placement                                            2,946,858             --                --
Share premium arising on the Alternative Investment Market listing                       1,697,620             --                --
Retained loss for the period                                                                    --             --         (55,234)*


At June 30, 1996                                                                         6,711,001             --          (55,234)

Share premium arising on private placement                                               1,333,481             --                --
Retained loss for the year                                                                      --             --       (1,181,593)


At June 30, 1997                                                                         8,044,482             --       (1,236,827)

Share premium arising on private placement                                               2,422,332             --                --
Retained loss for the period                                                                    --             --         (463,954)


At December 31, 1997 (unaudited)                                                        10,466,814             --       (1,700,781)



* This amount represents the loss from the date of acquisition of June 1, 1996, due to application of acqusition accounting.

20.      Reconciliation of movements in shareholders' funds

                                                             June 30,                                    December 31


                                                    1997                   1996                  1995                   1997


                                                                                                                      (Unaudited)
New share capital subscribed for by
  private placement (net of issue costs)             1,352,147              2,964,584              1,906,621             2,448,648
Conversion of debt to equity                                --                     --                636,520                    --
IPSCO share warrants                                        --                     --                 32,101                    --
New share capital subscribed for by listing on
  the Alternative Investment Market                         --              1,729,896                     --                    --


Other (losses)/gains                                 1,352,147              4,694,480              2,575,242             2,448,648
Profit/(loss) on ordinary activities after tax     (1,181,593)              (891,193)               (59,467)             (463,954)
Shareholders' funds at beginning of period           6,787,015              2,983,728                467,953             6,957,569


Shareholders' funds at end of period                 6,957,569              6,787,015              2,983,728             8,942,263



                                               Independent Energy Holdings plc
                               Notes to the Consolidated Financial Statements


21.      Share Option Plan and Share Warrants

The Company has a share option plan which provides for grants of options to acquire the Company's shares to its key employees. Under the share option plan the total number of ordinary share options that may be granted is 2,778,400 ordinary shares of 1p each.

IEUK established a share option plan in April 1995. The options granted under this plan were surrendered on May 31, 1996 when the Company became a wholly owned subsidiary of IEH. IEH granted fresh options in their unapproved option scheme on the basis of 200 ordinary shares of 1p each for every (pound)1 ordinary share in IEUK.

A summary of the share options granted and the changes during the periods is presented below. The share options granted include 250,000 share options in aggregate to the Company's nominated broker and financial advisor granted on May 31, 1996.


                                                                                                    Weighted
                                                                                                     Average          Number of
                                                                                                 Exercise Price        Shares



At January 1, 1995                                                                                            --                --
Granted - April 1995                                                                      (pound)         117.61             6,042


At December 31, 1995                                                                      (pound)         117.61             6,042
Granted - May 1996                                                                        (pound)         200.00             7,850


                                                                                          (pound)         164.17            13,892
Surrendered May 31, 1996                                                                                      --          (13,892)


Granted May 31, 1996                                                                                         82p         2,778,400


At June 30, 1996 and June 30, 1997                                                                           82p         2,778,400



The following table summarizes information regarding share options at June 30, 1997:

                                                                                  Number           Weighted             Number
                                                                                Outstanding         Average           Exercisable
                                                                                at June 30,        Remaining          At June 30,
                                                                                   1997          Contract Life           1997

Exercise Price
          1p                                                                         295,200                 3.5            295,200
      31.25p                                                                         253,200                 3.5            253,200
         50p                                                                          60,000                 3.5             60,000
        100p                                                                       2,170,000                4.42            950,000


                                                                                   2,778,400                4.22          1,558,400



The option price range at each period end was as follows:

         December 31, 1994                                                                                         --
         December 31, 1995                                                                                    (pound) to(pound)200
         June 30, 1996                                                                                             1p to 100p
         June 30, 1997                                                                                             1p to 100p
         December 31, 1997 (unaudited)                                                                             1p to 100p

No share options have been exercised or expired during the above periods.

Details of the director's options which are included in the above figures are shown in Note 5 to the financial statements.

                                                Independent Energy Holdings plc
                                  Notes to the Consolidated Financial Statements


21.      Share Option Plan and Share Warrants - Continued

Stock Warrants

On June 30, 1997 stock warrants for 140,000 ordinary shares were granted in association with the issue of Loan Notes of (pound)1,400,000; the warrants are exercisable at a price of 75p at anytime until expiry on March 31, 2002.

During 1995 stock warrants for 2,500 shares issued in 1992 to the founders and original directors of IPSCo were exercised at a price of US $20.00 per share ((pound)12.84) or total of (pound)32,101.

22.      Employee Bonus Plan

The Company has a Bonus Pool, which is administered by the Remuneration Committee, and based on an amount equal to:

(i) 10 percent of pre-tax net profit for the years ended June 30, 1996, 1997 and 1998;
(ii) 10 percent of pre-tax net profit in excess of a return on the Company's equity of 25 percent, in subsequent years. No bonuses have been earned or paid during any of the periods presented.

23.      Company Undertakings

Principal Operating Subsidiary at June 30, 1997 is:

                                                                                       Country of
Name                                                                                  Incorporation       Percentage Shareholdings


Independent Energy UK Limited                                                            England             Ordinary shares 100%

In addition, other subsidiary companies (presently dormant) are as follows:

                                                                                       Country of
Name                                                                                  Incorporation       Percentage Shareholdings


I E (Caythorpe) Limited                                                                  England             Ordinary shares 100%
Independent Energy Generation Limited                                                    England             Ordinary shares 100%
Independent Energy Services Limited                                                      England             Ordinary shares 100%
Independent Energy Limited                                                               England             Ordinary shares 100%
Independent Energy Resources Limited                                                     England             Ordinary shares 100%

24.      Obligations under operating leases

The Company has operating lease rental commitments for agreements that expire between two and five years, for which:

                                                                             June 30, 1997     June 30, 1996     December 31, 1997


                                                                                                                   (Unaudited)
Amount due within 1 year      -Land & Buildings                                    54,542             31,331            114,542
                              - Other                                              50,642                 --             55,562

There were no operating lease rental commitments for the year ended December 31, 1995.

                                               Independent Energy Holdings plc
                                  Notes to the Consolidated Financial Statements


25.      Financial Instruments

The Company enters into Contracts for Differences (CFDs) in order to hedge the price risk inherent in Pool trading. CFDs are agreements between the Company, as a purchaser of electricity through the Pool, and generators and traders. As at June 30, 1997 the CFD in place covers the period from November 1, 1996, to October 31, 1997. The CFD has a notional value at June 30, 1997 of (pound)1,236,000 for the remaining volume covered by the contract. The CFD is settled monthly.

26.      Subsequent Events

On September 5, 1997 the Company concluded financial facilities with its principal bankers, the Barclays Group. The Barclays Group is providing a combination of facilities to match the financial needs of the Company with a commitment to grow as the business grows.
The initial facility is for (pound)12,500,000.

In accordance with the authority of the Company to allot shares for cash, the Company has issued 2,631,579 ordinary shares at 95p per share to raise (pound)2,500,000 before expenses. These shares were admitted to the Alternative Investment Market of the London Stock Exchange and dealings commenced on September 11, 1997.

Because insufficient uncommitted share capital was available to complete this fund raising, Mr. Burt Keenan, Chairman and Chief Executive, has cancelled his option to subscribe for 600,000 ordinary shares at 100p per share. At the Annual General Meeting, held on October 21, 1997, resolutions were passed by shareholders to increase the authorized share capital of the Company. Subsequently, share options were issued to Mr. Burt Keenan for 600,000 ordinary shares at 100p per share exercisable between October 21, 1997 to April 28, 2003.

                                               Independent Energy Holdings plc
                                 Notes to the Consolidated Financial Statements


27.      Analysis of changes in net debt

                                                At Beginning                                                            At End
                                                  of Period             Cash Flows            Other Changes            of Period


Year Ended December 31, 1995
Cash at bank and in hand                                88,301              1,544,882                     --             1,633,183
Loan due within one year                             (586,026)               (50,494)                636,520                    --


Net debt                                             (497,725)              1,494,388                636,520             1,633,183



Six Months Ended June 30, 1996
Cash at bank and in hand                             1,633,183              (291,979)                     --             1,341,204
Leases due within one year                                  --                 37,349              (115,888)              (78,539)
Leases due after more than one year                         --              (946,100)                115,888             (830,212)
Current asset investment                                    --              4,300,154                     --             4,300,154


Net debt                                             1,633,183              3,099,424                     --             4,732,607



Year Ended June 30, 1997
Cash at bank and in hand                             1,341,204                581,801                     --             1,923,005
Leases due within one year                            (78,539)                  (883)              (234,345)             (313,767)
Leases due after more than one year                  (830,212)                441,269            (4,148,982)           (4,537,925)
Loans due after more than one year                          --            (1,400,000)                     --           (1,400,000)
Current asset investment                             4,300,154            (4,300,154)                     --                    --


Net debt                                             4,732,607            (4,677,967)            (4,383,327)           (4,328,687)



Six Months Ended December 31, 1997 (Unaudited)
Cash at bank and in hand                             1,923,005                132,960                     --             2,055,965
Leases due within one year                           (313,767)                     --              (815,450)           (1,129,217)
Leases due after more than one year                (4,537,925)                 39,293            (1,859,403)           (6,358,035)
Loans due within one year                                   --            (1,000,000)                     --           (1,000,000)
Loans due after more than one year                 (1,400,000)            (2,430,000)                     --           (3,830,000)


Net debt                                           (4,328,687)            (3,257,747)            (2,674,853)          (10,261,287)


                                                Independent Energy Holdings plc
                                Notes to the Consolidated Financial Statements


28.      Reconciliation of net cash flows to movement in net debt

Year Ended December 31, 1995
Increase in cash in the period                                                                     1,544,882
Cash inflow from increase in debt and lease financing                                               (50,494)
Debt capitalized as shares                                                                           636,520


Movement in net debt                                                                                                     2,130,908

Net debt at December 31, 1994                                                                                            (497,725)


Net debt at December 31, 1995                                                                                            1,633,183



Six Months Ended June 30, 1996
Decrease in cash in the period                                                                     (291,979)
Cash inflow from increase in debt and lease financing                                              (908,751)
Cash outflow from increase in liquid resources                                                     4,300,154


Movement in net debt                                                                                                     3,099,424

Net debt at December 31, 1995                                                                                            1,633,183


Net debt at June 30, 1996                                                                                                4,732,607



Year Ended June 30, 1997
Increase in cash in the period                                                                       581,801
Cash inflow from increase in debt and lease financing                                              (920,079)
Cash inflow from decrease in liquid resources                                                    (4,300,154)
New finance leases                                                                               (4,422,862)


Movement in net debt                                                                                                   (9,061,294)

Net debt at June 30, 1996                                                                                                4,732,607


Net debt at June 30, 1997                                                                                              (4,328,687)



Six Months Ended December 31, 1997 (Unaudited)
Increase in cash in the period                                                                       132,960
Cash inflow from increase in loan financing                                                      (3,430,000)
Cash inflow from net increase in lease financing                                                 (2,635,560)


Movement in net debt                                                                                                   (5,932,600)

Net debt at June 30, 1997                                                                                              (4,328,687)


Net debt at December 31, 1997                                                                                         (10,261,287)



                                                Independent Energy Holdings plc
                                  Notes to the Consolidated Financial Statements


29.      Major non-cash transactions

Detailed below are the major non-cash transactions.


Year Ended December 31, 1995
There were no major non-cash transactions in this year, other than reported elsewhere herein.

Six Months Ended June 30, 1996
During the period the Company entered into finance lease arrangements in respect of assets with a total capital value at the inception of the lease of (pound)946,100.

Year Ended June 30, 1997
During the year the Company entered into finance lease arrangements in respect of assets with a total capital value at the inception of the lease of (pound)4,383,327.

Six Months Ended December 31, 1997 (Unaudited)

During the period the Company entered into finance lease arrangements in respect of assets with a total capital value at the inception of the lease of (pound)2,665,500.

30. Summary of Differences Between UK and US Generally Accepted Accounting Principles (GAAP)

Financial Statements

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United Kingdom. Such principles differ in certain respects from US GAAP. A summary of the most significant differences applicable to the Company is set out below.

Accounting estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure in conformity with generally accepted accounting principles of contingent assets and liabilities at the date of the financial statements and their reported amounts of revenues and expenses during the reported period. Accounting estimates have been employed in these financial statements to determine reported amounts, including realizability, useful lives of assets and income taxes. Actual results could differ from those estimates.

                                               Independent Energy Holdings plc
                                 Notes to the Consolidated Financial Statements


30. Summary of Differences Between UK and US Generally Accepted Accounting Principles (GAAP) - continued


The principal differences between UK GAAP and US GAAP are disclosed below:

(a)      Statement of Operation Differences

                                                                Six Months
                                                  Year ended       Ended             Year Ended             Six Months Ended
                                                   June 30,      June 30,           December 31,              December 31,


                                           Note      1997          1996           1995         1994         1997         1996


                                                                                                          (Unaudited)   (Unaudited)
(Loss)/Profit on ordinary activities
  after taxation under UK GAAP                     (1,181,593)     (891,193)     (59,467)        58,687     (463,954)    (597,202)

US GAAP Adjustments:
Stock based compensation -
  Employee Share Option Scheme               (i)     (188,095)     (110,715)           --            --      (53,939)    (133,639)


Total US GAAP Adjustments                            (188,095)     (110,715)           --            --      (53,939)    (133,639)
Deferred income taxes                       (ii)            --            --           --            --            --           --


Net effect of US GAAP adjustments                    (188,095)     (110,715)           --            --      (53,939)    (133,639)


Net (loss)/profit under US GAAP                    (1,369,688)   (1,001,908)     (59,467)        58,687     (517,893)    (730,841)



Primary (loss) earnings per ordinary share
  under US GAAP                            (iii)       (10.4)p       (11.1)p     (176.8)p        187.4p        (3.2)p       (5.6)p



(b)      Equity Reconciliation

                                                                                      June 30,                December 31,


                                                                       Note       1997         1996         1995          1997


                                                                                                                        (Unaudited)

Equity under UK GAAP                                                            6,957,569     6,787,015     2,983,728    8,942,263
Stock based deferred compensations                                       (i)    (298,810)     (110,715)            --    (352,749)
Deferred income taxes                                                   (ii)           --            --            --           --
Acquisition Accounting                                                  (iv)           --            --            --           --


Net effect of US GAAP adjustments                                               (298,810)     (110,715)            --    (352,749)


Equity under US GAAP                                                     (v)    6,658,759     6,676,300     2,983,728    8,589,514



                                              Independent Energy Holdings plc
                                 Notes to the Consolidated Financial Statements

30. Summary of Differences Between UK and US Generally Accepted Accounting Principles (GAAP) - continued

(i)      Employee Share Option Scheme

Under UK GAAP no recognition is provided for the compensation cost under Employee Share Option Schemes. Under US GAAP, compensation for services that are received as consideration for shares issued through the Employee Share Option Scheme are recognized as the difference between the quoted market price of the stock at the measurement date less the amount the employee is required to pay (option exercise price). Compensation costs, as determined above, are charged to expense over the vesting period.

The vesting period has been assumed to be the period from the date of grant of the share option to the date the option first becomes exercisable.

The quoted market price of the stock for the periods ended June 1997 and June 1996 has been taken from the UK's Alternative Investment Market as at May 31, 1996 being the date that dealings in the shares commenced.

The compensation expense for the year ended December 31, 1995 was calculated using a net asset valuation of IEUK as there was no market value as IEUK was not listed on a recognized stock exchange and losses were being made.

The Company applies APB Opinion No. 25 and related interpretations in accounting for its stock option plans. Had compensation expenses been determined as provided in SFAS 123 for stock options using the Black-Sholes option pricing model, the pro forma effect would have been:

                                                                             June 30, 1997     June 30, 1996     December 31, 1997


                                                                                                                   (Unaudited)
         Net loss applicable to ordinary shares - as reported                 (1,369,688)        (1,001,908)          (517,893)
         Net loss applicable to ordinary shares - pro forma                   (1,460,869)        (1,207,270)          (557,150)
         Primary net loss per ordinary share - as reported                        (10.4)p            (11.1)p             (3.3)p
         Primary net loss per ordinary share - pro forma                          (11.1)p            (13.4)p             (3.5)p

The fair value of each option grant is calculated using the following weighted average assumptions

                                                                                Six Months Ended
                                                                                  June 30, 1996


         Expected life (years)                                                              3.42
         Interest rate                                                                     6.00%
         Volatility                                                                       10.58%
         Dividend yield                                                                    0.00%

(ii)     Deferred Taxation

Under UK GAAP provision is made for deferred tax under the liability method where in the opinion of the directors it is probable that a tax liability will become payable within the foreseeable future. This means the full potential liability is not necessarily provided. Additionally, deferred tax assets should be recognized only when they are expected to be recoverable within the foreseeable future without replacement by equivalent debit balances.

Under US GAAP deferred tax is provided in full on the liability basis. Under the full liability method, deferred tax assets or liabilities are recognized for differences between the financial and tax basis of assets and liabilities and for tax loss carry forwards at the statutory rate at each reporting date. A valuation allowance reduces deferred tax assets when it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The Company has significant losses amounting to approximately (pound)5,100,000 at 30 June 1997, available to relieve future tax on profits. There is no time limitation on using these losses for UK tax purposes.

                                              Independent Energy Holdings plc
                                  Notes to the Consolidated Financial Statements



30. Summary of Differences Between UK and US Generally Accepted Accounting Principles (GAAP) - continued

(ii)     Deferred Taxation - continued

In recording these net tax deferred assets, FAS 109 requires the Company to determine whether it is "more likely than not" that the Company will realize such benefits and that all negative and positive evidence be considered (with more weight given to evidence that is "objective and verifiable") in making the determination. FAS 109 indicates that "forming a conclusion that a valuation allowance is not needed is difficult when there is negative evidence such as cumulative losses in recent years."

FAS 109 requires recognition of future tax benefits as deferred tax assets, subject to a valuation allowance based on the likelihood of realizing such benefits. Even though management believes the Company will be profitable in the future, due to the risks associated with the timing of generation facilitates becoming operational and the history of loss making, management believes that it would be prudent to make a valuation allowance to offset the net deferred tax assets.

(iii)    Net (Loss)/Income per share

The differences between UK GAAP and US GAAP for calculating fully diluted earnings (loss) per share is not shown since the effect is antidilutive.

(iv)     Acquisition Accounting


The acquisition in April 1995 by Independent Energy Limited UK of IPSCo, Eukan and Elswick was accounted for under UK GAAP merger accounting principles, which is substantially the same as the pooling of interests method under US GAAP. The transaction under US GAAP should be accounted for using the purchase method of accounting. The difference in the two accounting methods has the effect on the Balance Sheet prepared under US GAAP of a reclassification within shareholders equity of reinstating losses of (pound)84,981 to the profit and loss account and increase the capital stock accounts. There is no effect on total shareholders equity or on the statements of operations or cash flow.

The acquisition by IEH of IEUK on May 31, 1996 was accounted for under UK GAAP using acquisition accounting principles, which are substantially the same as the purchase method of accounting under US GAAP. The transaction under US GAAP should be accounted for in a manner similar to the pooling of interest method. The difference between the two accounting methods has the effect on the Balance Sheets prepared under US GAAP of a reclassification within shareholders equity of reinstating losses of (pound)414,979 to the profit and loss account and increase the capital stock accounts. There is no effect on total shareholders equity or on the statements of operations or cash flow.


(v)      US GAAP Equity Roll Forward

Shareholders equity roll forward in accordance with US GAAP:

                                                                                      June 30,                December 31,


                                                                       Note       1997         1996         1995          1997


                                                                                                                        (Unaudited)

Balance at beginning of period                                                  6,676,300     2,983,728       467,953    6,658,759
Other (losses)/gains                                                      20    1,352,147     4,694,480     2,575,242    2,448,648
Net (loss)/income                                                             (1,369,688)   (1,001,908)      (59,467)    (517,893)


Balance at end of period                                                        6,658,759     6,676,300     2,983,728    8,589,514



31.      Additional US GAAP Disclosure Requirements

(a)      Cash Flow Information

The consolidated cash flow statements are prepared in conformity with UK GAAP areas set out on page F-6. The principal differences between these statements and cash flow statements prepare under US GAAP are as follows:

(i) Under UK GAAP, net cash flow from operating activities is determined before considering cash flows from returns on investments and servicing of finance and taxes paid. Under US GAAP, net cash flow from operating activities is determined after these items.

                                                Independent Energy Holdings plc
                                Notes to the Consolidated Financial Statements


31.      Additional US GAAP Disclosure Requirements - continued

A summary of the Company's operating, investing and financial activities classified in accordance with US GAAP is presented below. For purposes of this summary, cash and cash equivalents consist of cash and deposits with banks.

                                                                Six Months
                                                  Year ended       Ended             Year Ended             Six Months Ended
                                                   June 30,      June 30,           December 31,              December 31,


                                                     1997          1996           1995         1994         1997         1996


                                                                                                          (Unaudited)   (Unaudited)
Cash (used in) operating activities                (2,270,614)     (442,757)     (71,391)      (33,817)     (644,075)  (2,133,458)
Cash (used in)/provided by financing activities      2,311,761     4,657,131    1,989,216       252,174     5,839,355     (37,535)
Cash (used in)/provided by investing activities        540,654   (4,506,353)    (372,943)     (166,850)   (5,062,320)    (663,898)


Net increase/(decrease) in cash and deposits
  with banks                                           581,801     (291,979)    1,544,882        51,507       132,960  (2,834,891)
Balance at beginning of period                       1,341,204     1,633,183       88,301        36,794     1,923,005    5,641,358


Balance at end of period                             1,923,005     1,341,204    1,633,183        88,301     2,055,965    2,806,467



The effect of exchange rate change on cash balances held in foreign currencies during the period ended June 30, 1997 and 1996 and December 31, 1995 and 1994 amounted to (pound)39,027, (pound)(10,142), (pound)(2,143) and nil respectively.

                                             Independent Energy Holdings plc
                                  Notes to the Consolidated Financial Statements


31.      Additional US GAAP Disclosure Requirements - continued

(ii) The amount of taxes and interest paid, net of capitalized interest, during the periods is:

                                                                Six Months
                                                  Year ended       Ended             Year Ended             Six Months Ended
                                                   June 30,      June 30,           December 31,              December 31,


                                                     1997          1996           1995         1994         1997         1996


                                                                                                          (Unaudited)   (Unaudited)
Interest, net of capitalization                         80,862            --           --           806        43,254       53,820
Income taxes                                                --            --        3,424            --            --           --

(b)    Deferred Taxation

                                                             June 30,                                    December 31


                                                    1997                   1996                  1995                   1997


                                                                                                                      (Unaudited)

Deferred tax liability
Non current
Fixed asset                                            464,721                 65,490                     --               750,145
Current
Other                                                    5,003                     --                     --                    --


Total deferred tax liabilities                         469,724                 65,490                     --               750,145


Deferred tax assets
Non current
Fixed asset                                                 --                     --                  1,045                    --
Current
Losses                                               1,590,849                516,834                231,680             2,180,408


Total deferred tax assets                            1,590,849                516,834                232,725             2,180,408


Valuation allowance                                (1,121,125)              (451,344)              (232,725)           (1,430,263)

Net deferred tax asset
  Provided under UK GAAP                                    --                     --                     --                    --


US GAAP adjustment asset                                    --                     --                     --                    --



c)       Other disclosures

Total liabilities, stockholders' equity and total assets were as follows:

         December 31, 1995                                                              3,053,064
         June 30, 1996                                                                  7,995,040
         June 30, 1997                                                                 16,851,935
         December 31, 1997 (Unaudited)                                                 29,132,466



                                                 Independent Energy Holdings plc
                                        o the Consolidated Financial Statements


31.      Additional US GAAP Disclosure Requirements - continued

c)       Other disclosures - (Continued)

Total assets prepared in accordance with US GAAP were as follows:

         December 31, 1995                                                              3,143,144
         June 30, 1996                                                                  8,333,378
         June 30, 1997                                                                 17,226,966
         December 31, 1997 (Unaudited)                                                 29,528,672

Long term liabilities prepared in accordance with US GAAP were as follows:

         December 31, 1995                                                                 90,080
         June 30, 1996                                                                  1,279,265
         June 30, 1997                                                                  6,611,766
         December 31, 1997 (Unaudited)                                                 10,936,990

d)       Commitments Under Operating Leases

The Company's commitments under operating leases as at June 30, 1997 are as follows:


         Operating leases which expire:

               1998                                                          103,801
               1999                                                           77,049
               2000                                                           61,992
               2001                                                           58,892
               2002                                                           50,580


                                                                             352,314



Included in the above are subleases of (pound)5,250 for the years ending June 30, 1998 to June 30, 2001 inclusive and (pound)3,938 for the year ended June 30, 2002.

e)       Financial Instruments

Disclosure of estimated fair value of financial instruments is based on the requirements of Statements of Financial Accounting Standards No. 105, 107 and 119.

Cash, trade debtors, trade creditors and short term borrowings.

The carrying amounts of these items approximate fair value.

The CFD's for hedging of pool purchases notional value at June 30, 1997 is (pound)1,236,000 based on volume remaining under the cfd contract.

                                              Independent Energy Holdings plc
                                  Notes to the Consolidated Financial Statements

31.      Additional US GAAP Disclosure Requirements - continued

f)       Reconciliation of tax charge to statutory rate on losses

                                                                             June 30,                          December 31,


                                                                     1997              1996              1995              1997


                                                                                                                         (Unaudited)

(Loss) per the financial statements                                (1,181,593)         (891,193)         (65,043)          (463,954)


Expected tax (credit) charge at the
  statutory rate                                                     (366,294)         (293,131)         (21,464)          (143,826)
Increase in deferred tax liability                                   (394,228)          (65,490)          (2,327)          (285,424)
Actual tax charge on continuing activities                                  --                --               --                 --


Difference to reconcile                                              (760,522)         (358,621)         (23,791)          (429,250)



Deferred tax asset not recognized                                    (958,203)         (285,450)        (128,269)          (615,084)
Intangible asset tax allowances                                        212,411            79,011          104,478            185,834
Inadmissible expenditure                                              (14,730)              (58)               --                 --
Capital loss not included as a deferred
  tax asset                                                                 --         (152,124)               --                 --


                                                                     (760,522)         (358,621)         (23,791)          (429,250)



A reconciliation has not been provided for the year ended December 31, 1994 as all operations have subsequently been discontinued.

The Company has accumulated losses to be carried forward and relieved in the future at the following period ends of:

         June 30, 1997                               5,100,000
         June 30, 1996                                 750,000
         December 31, 1995                             149,000